

GORMAN-RUPP COMPANY

The Pump People®









2025

ANNUAL REPORT

Financial Highlights

—— CASH DIVIDENDS ——

304
Consecutive Quarters

53
Years of Increases

YEAR ENDED DECEMBER 31, (Thousands of dollars, except per share amounts)	2025	2024	% CHANGE
OPERATING RESULTS			
Net Sales	**$682,389**	$659,667	3.4%
Net Income	**53,017**	40,115	32.2%
Adjusted EBITDA	**128,791**	124,646	3.3%
FINANCIAL POSITION			
Total Assets	**$860,055**	$858,469	0.2%
Total Debt	**310,750**	370,750	(16.2%)
Equity	**414,723**	373,800	10.9%
Working Capital	**135,082**	133,300	1.3%
Leverage Ratio	**2.3**	2.9	(21.9%)
SHARE INFORMATION			
Earnings per share, as adjusted*	**$2.14**	$1.75	22.3%
Regular Dividends paid per share	**0.75**	0.73	2.7%

—— 5-YEAR PERFORMANCE ——



Net Sales
(Millions of Dollars)



Adjusted Earnings Per Share
(Dollars)



Leverage Ratio
(Debt/Adjusted EBITDA)

*2025-Excludes $2.3 million of facility optimization costs, net of income taxes, or $0.09 per share, and pension settlement loss of $0.9 million, net of income taxes, or $0.03 per share.

*2024-Excludes write-off of unamortized previously deferred debt financing fees of $3.5 million, net of income taxes, or $0.13 per share, and refinancing costs of $2.4 million, net of income taxes, or $0.09 per share.

*2023-Excludes amortization of acquired customer backlog of $0.9 million, net of income taxes, or $0.03 per share.

*2022-Excludes pension settlement loss of $5.2 million, net of income taxes, or $0.20 per share, one-time acquisition costs of $5.8 million, net of income taxes, or $0.22 per share, amortization of step up in value of acquired inventories of $1.1 million, net of income taxes, or $0.04 per share, and amortization of acquired customer backlog of $1.2 million, net of income taxes, or $0.05 per share.

*2021-Excludes pension settlement loss of $1.8 million, net of income taxes, or $0.07 per share.

Letter to Shareholders

Fellow shareholders,

2025 was another strong year for Gorman-Rupp. We introduced new products, simplified our business, expanded our distribution network and performed well financially:

- Full year net sales reached a record of $682.4 million
- Gross margin rates continued at record levels, despite inflation and cost pressures related to geopolitical uncertainty
- Operating income increased by 4.3%, to a record $95.4 million
- Adjusted earnings per share reached a record $2.14, growing by 22%
- Incoming orders reached a record, growing by 10.5% over 2024
- Interest expense reduced by over $10 million vs. 2024, aided by a $60 million reduction in debt

We continue to maintain discipline around clear capital allocation priorities. We reinvested in our business through additions of machinery, equipment and new product tooling. We were proud to increase our dividend payments to shareholders for the 53rd consecutive year, and in January of 2026 we declared our 304th consecutive quarterly dividend. We improved our leverage by reducing debt and related interest expense. As we continue to reduce leverage, the opportunity to consider and evaluate potential acquisition targets becomes more likely.



We enter 2026 optimistic about our prospects. Our backlogs are strong and healthy and our incoming levels remain robust – especially in the municipal market and those markets related to the construction and maintenance of data centers.

Thank you to all of the members of the Gorman-Rupp team, as well as our customers, suppliers, and shareholders for your continued support of The Gorman-Rupp Company.

Scott A King

President and
Chief Executive Officer

Board of Directors



Jeffrey S. Gorman
Chairman
Elected to Board 1989



M. Ann Harlan, Esq.
Lead Director
Elected to Board 2009



Donald H. Bullock, Jr.
Elected to Board 2020



Pamela A. Heminger
Elected to Board 2025



Scott A. King
Elected to Board 2021



Christopher H. Lake
Elected to Board 2000



Sonja K. McClelland
Elected to Board 2019



Vincent K. Petrella
Elected to Board 2020



Kenneth R. Reynolds
Elected to Board 2014

Officers

EXECUTIVE OFFICERS



Scott A. King
*President &
Chief Executive Officer*
Joined the Company 2004



James C. Kerr
*Executive Vice President
& Chief Financial Officer*
Joined the Company 2016



Brigette A. Burnell, Esq.
*Executive Vice President,
General Counsel &
Corporate Secretary*
Joined the Company 2014

CORPORATE OFFICERS



Angela M. Morehead
*Treasurer & Assistant
Secretary*
Joined the Company 1994



Ronald F. Stoops
*Vice President,
Finance*
Joined the Company 2020



Barbara A. Woodman
*Vice President,
Human Resources*
Joined the Company 2013



D. Patrick Wischmeier
*Vice President,
Information Technology*
Joined the Company 2010

Companies / Locations

MANY NAMES. ONE STORY.

Over 90 years ago, The Gorman-Rupp Company was established upon a straightforward philosophy of product quality and technological leadership. Our philosophy is correspondingly simple: "It is our practice to enter a field of pumping service only when able to provide a superior product with better performance." This is the common thread that ties together all 11 of the companies that make up today's Gorman-Rupp family.

Gorman-Rupp Pumps Group



Gorman-Rupp Pumps USA

D. J. Daniels
Group President
600 South Airport Road
Mansfield, OH 44903
Phone: (419) 755-1011
www.grpumps.com

Gorman-Rupp of Canada Limited

Michael Broadhead
Managing Director
70 Burwell Road
St. Thomas, Ontario
N5P 3R7 Canada
Phone: +1 (519) 631-2870
www.grpumps.ca

Gorman-Rupp Africa Proprietary Limited

Roger Cordeiro
Managing Director
4 Harold Flight Road
Jet Park Boksburg,
1469 South Africa
Phone: +27 (011) 397-3536
www.gormanrupp.co.za

Gorman-Rupp Europe B.V.

Chris van der Gaag
Managing Director
Zandweistraat 19
4181 CG Waardenburg
The Netherlands
Phone: +31 857 730 080
www.grpumps.eu

Gorman-Rupp Belgium SA

Chris van der Gaag
Managing Director
Zi de Rhisnes
Rue des Métiers
B-5020 Suarlée,
Belgium
Phone: +32 81 409 409
www.grpumps.eu

Patterson Pumps Group




Patterson Pump Company

Kerby Pope
Group President
2129 Ayersville Road
Toccoa, GA 30577
Phone: (706) 886-2101
www.pattersonpumps.com



Patterson Pump Ireland Limited

Susheela Foran
Managing Director
Unit 1 IDA Ardmore
Business & Technology Park
Marlinstown, Mullingar
Co. Westmeath, N91 R762
Republic of Ireland
Phone: 353 44 934 7078
www.ie.pattersonpumps.com

Fill-Rite Group



Fill-Rite Company

Mark Rosone
President
8825 Aviation Drive
Fort Wayne, IN 46809
Phone: (260) 747-7529
www.fillrite.com

National Pump Company



National Pump Company

Andrew Dewar
General Manager
7706 North 71st Avenue
Glendale, AZ 85303
Phone: (623) 979-3560
www.nationalpumpcompany.com

Custom Pumps Group



Gorman-Rupp Industries

Victor Swisher
General Manager
180 Hines Avenue
Bellville, OH 44813
Phone: (419) 886-3001
www.gripumps.com




AMT Pump Company

Kevin Feeney
General Manager
400 Spring Street
Royersford, PA 19468
Phone: (610) 948-3800
www.amtpump.com



The Pump People

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 1-6747

THE GORMAN-RUPP COMPANY
(Exact name of Registrant as specified in its charter)

Ohio	**34-0253990**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
600 South Airport Road, Mansfield, Ohio	**44903**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(419) 755-1011**
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, without par value	GRC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common shares, without par value, of The Gorman-Rupp Company held by non-affiliates based on the closing sales price as of June 30, 2025 was approximately $744,600,000.

On March 2, 2026, there were 26,312,842 common shares, without par value, of The Gorman-Rupp Company outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of The Gorman-Rupp Company's definitive Notice of 2026 Annual Meeting of Shareholders and related Proxy Statement (to be filed with the Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K) are incorporated by reference into Part III (Items 10-14).

The Gorman-Rupp Company and Subsidiaries

Annual Report on Form 10-K
For the Year Ended December 31, 2025

* Included pursuant to the instructions to Item 401 of Regulation S-K.

PART I

Cautionary Note Regarding Forward-Looking Statements

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement: this Annual Report on Form 10-K contains various forward-looking statements based on assumptions concerning The Gorman-Rupp Company's operations, future results and prospects. These forward-looking statements are based on current expectations about important economic, political, and technological factors, among others, and are subject to risks and uncertainties, which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such uncertainties include, but are not limited to, our estimates of future earnings and cash flows, general economic conditions and supply chain conditions and any related impact on costs and availability of materials, retention of supplier and customer relationships and key employees, the ability to service and repay indebtedness, and the anticipated results of our National Pump Company facility optimization efforts. Other factors include, but are not limited to: company specific risk factors including (1) loss of key personnel; (2) intellectual property security; (3) growth through acquisitions; (4) the Company's indebtedness and how it may impact the Company's financial condition and the way it operates its business; (5) impairment in the value of intangible assets, including goodwill; (6) defined benefit pension plan settlement expense; (7) LIFO inventory method; and (8) family ownership of common equity; and general risk factors including (9) continuation of the current and projected future business environment; (10) highly competitive markets; (11) availability and costs of raw materials and labor; (12) cybersecurity threats; (13) artificial intelligence risk and challenges that can impact our business; (14) compliance with, and costs related to, a variety of import and export laws and regulations; (15) the impact of U.S. trade policy, including resulting tariffs; (16) environmental compliance costs and liabilities; (17) exposure to fluctuations in foreign currency exchange rates; (18) conditions in foreign countries in which The Gorman-Rupp Company conducts business; (19) changes in our tax rates and exposure to additional income tax liabilities; and (20) risks described from time to time in our reports filed with the Securities and Exchange Commission. Except to the extent required by law, we do not undertake and specifically decline any obligation to review or update any forward-looking statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments or otherwise.

ITEM 1. BUSINESS

The Gorman-Rupp Company ("Registrant", "Gorman-Rupp", the "Company", "we" or "our") was incorporated in Ohio in 1934. The Company designs, manufactures and globally sells pumps and pump systems for use in water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire suppression, heating, ventilating and air conditioning ("HVAC"), military and other liquid-handling applications.

PRODUCTS

The Company operates in one business segment, the manufacture and sale of pumps and pump systems. The following table sets forth, for the years 2023 through 2025, the total net sales, income before income taxes and year-end total assets of the Company.

| | (Dollars in thousands) | | |
	2025	**2024**	**2023**
Net sales	$ 682,389	$ 659,667	$ 659,511
Income before taxes	69,164	50,493	43,961
Total assets	860,055	858,469	890,358

The Company's product line consists of pump models ranging in size from 1/4" to nearly 15 feet and ranging in rated capacity from less than one gallon per minute to nearly one million gallons per minute. The types of pumps which the Company produces include self-priming centrifugal, standard centrifugal, magnetic drive centrifugal, axial and mixed-flow, vertical turbine line shaft, submersible, high-pressure booster, rotary gear, rotary vein, diaphragm, bellows and oscillating.

The pumps have drives that range from fractional horsepower electric motors up to much larger electric motors or internal combustion engines capable of producing several thousand horsepower. Many of the larger units comprise encased, fully-integrated water and wastewater pumping stations. In certain cases, units are designed for the inclusion of customer-supplied drives.

The Company's larger pumps are sold principally for use in the construction, industrial, water and wastewater handling fields; for flood control; for boosting low residential water pressure; for pumping refined petroleum products, including the ground refueling of aircraft; for fluid control in HVAC applications; and for various agricultural purposes.

The Company's pumps are also utilized for dewatering purposes. Additionally, pumps manufactured for fire suppression are used for sprinkler back-up systems, stand pipes, fog systems and deluge systems at hotels, banks, factories, airports, schools, public buildings, data centers, and hundreds of other types of facilities throughout the world.

Many of the Company's smallest pumps are sold to customers for incorporation into such products as food processing, chemical processing, medical applications, computer cooling, waste treatment, HVAC equipment, appliances and solar heating.

MARKETING

The Company's pumps are marketed in the United States and internationally through a broad network of distributors, through manufacturers' representatives (for sales to certain original equipment manufacturers), through third-party distributor catalogs, direct sales, retailers, and e-commerce. The Company regularly seeks alliances with distributors and other partners to further enhance marketing opportunities. Export sales are made primarily through foreign distributors and representatives. The Company has long-standing relationships with many of the leading independent distributors in the markets it serves and provides specialized training programs to distributors on a regular basis.

During 2025, 2024 and 2023, there were no shipments to any foreign country nor to any single customer that exceeded 10% of total net sales. Gorman-Rupp continued to actively pursue international business opportunities and, in 2025, shipped its pumps to approximately 140 countries around the world.

COMPETITION

The pump industry is highly fragmented and therefore Gorman-Rupp competes with a large number of businesses. Numerous pump competitors exist as subsidiaries, divisions or departments within significantly larger corporations. The Company also faces increased competition from foreign-sourced pumps in most of the Company's domestic markets.

Most commercial and industrial pumps are specifically designed and engineered for a particular customer's application. The Company believes that proper application, product performance, and quality of delivery and service are its principal methods of competition, and attributes its success to its continued emphasis in these areas. In the sale of products and services, the Company benefits from its large base of previously installed products, which periodically require replacement parts due to the critical application and nature of the products and the conditions under which they operate.

PURCHASING AND PRODUCTION

Substantially all of the materials, supplies, components and accessories used by the Company in the fabrication of its products, including all castings (for which most patterns are made and owned by the Company), structural steel, bar stock, motors, solenoids, engines, seals, and plastic and elastomeric components are purchased by the Company from other suppliers and manufacturers. The Company purchases motor components for its large submersible pumps, and motors and engines for its pump systems, from a limited number of suppliers. The Company does not purchase materials under long-term contracts and is not dependent upon a single source for any materials, supplies, components or accessories which are of material importance to its business.

The other production operations of the Company consist of the machining of castings, the cutting, shaping and welding of bar stock and structural members, the design and assembly of electrical control panels, the manufacture of some small motors and a few minor components, and the assembling, painting and testing of its products. The majority of the Company's products are tested prior to shipment.

HUMAN CAPITAL

As of December 31, 2025, the Company employed approximately 1,415 persons, of whom approximately 740 were hourly employees. The majority of the Company's manufacturing operations take place in the United States, as evidenced by 87% of its employees being in the Company's U.S. locations and 13% of its employees being in its international locations.

Our approach is to develop talent from within and supplement with external hires. We invest resources to develop the talent needed to remain a leading designer and manufacturer of pumps and pump systems. We provide our employees with training opportunities and educational benefits to assist in the expansion of their careers and skills. This approach has resulted in a deep understanding among our employee base of our business, products, and customers. We believe that our average tenure of 12 years, as of the end of 2025, reflects both the strong engagement of our employees and our positive workplace culture. Approximately 7% of our employees operate under a collective bargaining agreement, which expires within the next twelve months. The Company has never experienced a work stoppage.

We provide competitive compensation and benefits programs to help meet the needs of our employees. In addition to salaries, these programs (which vary by country and region) include profit sharing, a 401(k) plan, medical insurance and benefits, health savings accounts, paid time off, and tuition assistance, among others. Certain domestic employees hired prior to January 1, 2008, participate in a defined benefit plan. Employees hired after this date, in eligible locations, participate in an enhanced 401(k) plan instead of the defined benefit plan. To create performance incentives and to encourage employees to voluntarily invest in the Company's Common Shares, we have made the purchase of common shares convenient, in some cases with partial cash matching contributions from the Company, and in all cases without brokers' fees or commissions, under an Employee Stock Purchase Plan, a 401(k) Plan and a Dividend Reinvestment Plan. Because our business involves the manufacturing of products, many of our employees are unable to work from home. For certain positions, we do provide hybrid work from home options.

The health and safety of our workforce is fundamental to the success of our business. We provide our employees upfront and ongoing safety training to ensure that safety policies and procedures are effectively communicated and implemented. We also provide personal protective equipment to those employees who need it to perform their job functions safely. We have experienced personnel on-site at each of our manufacturing locations who are tasked with environmental, health and personal safety education and compliance.

We are committed to upholding fundamental human rights and believe that all human beings should be treated with dignity, fairness and respect. This commitment is outlined in our Human Rights Policy which applies to all employees worldwide including part time and temporary workers. We communicate our expectation that suppliers also adhere to our Human Rights Policy through our Supplier Code of Conduct. We strive to promote opportunities in the workplace, engage with our communities, and encourage our suppliers to treat their employees in a manner that respects human rights. We utilize an on-line platform to provide training to all employees worldwide in key areas such as harassment and discrimination prevention, human rights, and our code of conduct. We also internally publicize the availability of an anonymous ethics hotline through which any employee may report any ethics, safety or other employment concerns.

OTHER ASPECTS

Although the Company owns a number of patents, several of which are important to its business, the Company does not consider its business to be materially dependent upon any one or more patents. The Company's patents, trademarks and other intellectual property are adequate for its business purposes.

AVAILABLE INFORMATION

The Company maintains a website accessible through its internet address of www.gormanrupp.com. Gorman-Rupp makes available free of charge on or through www.gormanrupp.com its Annual Report to Shareholders, its annual Proxy Statement, its annual report on Form 10-K, its quarterly reports on Form 10-Q, and its current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after those reports (and any amendments) are electronically filed with or furnished to the Securities and Exchange Commission ("Commission"). However, the information contained on the Company's website is not a part of this Form 10-K or any other report filed with or furnished to the Commission.

A paper copy of the Company's Form 10-K is also available free of charge upon written request to the Company's Corporate Secretary.

ITEM 1A. RISK FACTORS

Gorman-Rupp's business and financial performance are subject to various risks and uncertainties, some of which are beyond its control. In addition to the risks discussed elsewhere in this Form 10-K, the following risks and uncertainties could materially adversely affect the Company's business, prospects, financial condition, results of operations, liquidity and access to capital markets. These risks could cause the Company's actual results to differ materially from its historical experience and from expected results discussed in forward-looking statements made by the Company related to conditions or events that it anticipates may occur in the future.

COMPANY SPECIFIC RISK FACTORS

Loss of key personnel

The Company's success depends to a significant extent on the continued service of its executive management team and the ability to recruit, hire and retain other key management personnel to support the Company's growth and operational initiatives and replace executives who retire or resign. Failure to retain key management personnel and attract and retain other highly-skilled personnel could limit the Company's global growth and ability to execute operational initiatives, or may result in inefficient and ineffective management and operations, which could harm the Company's revenues, operations and product development efforts and could eventually result in a decrease in profitability.

Intellectual property security

The Company possesses a wide array of intellectual property rights, including patents, trademarks, copyrights, and applications for the above, as well as other proprietary information. There is a risk that third parties would attempt to copy, in full or in part, the Company's products, technologies or industrial designs, or to obtain unauthorized access and use of Company technological know-how or other protected intellectual property rights. Also, other companies could successfully develop technologies, products or industrial designs similar to the Company's, and thus potentially compete with the Company. From time to time, the Company has been faced with instances where competitors have infringed or unfairly used its intellectual property or taken advantage of its design and development efforts. The ability to protect and enforce intellectual property rights varies across jurisdictions. Competitors have attempted, and may in the future attempt to copy the Company's products, technologies or industrial designs. If the Company is unable to adequately enforce and protect its intellectual property rights, it could adversely affect its revenues and profits and hamper its ability to grow.

Competitors and others may also challenge the validity of the Company's intellectual property or allege that it has infringed their intellectual property, including through litigation. The Company may be required to pay substantial damages if it is determined its products infringe the intellectual property of others. The Company may also be required to develop an alternative, non-infringing product that could be costly and time-consuming, or acquire a license (if available) on terms that are not favorable to it. Regardless of whether infringement claims against the Company are successful, defending against such claims could significantly increase the Company's costs, divert management's time and attention away from other business matters, and otherwise adversely affect the Company's results of operations and financial condition.

Growth through acquisitions

The Company's historical growth has depended, and its future growth is likely to continue to depend, in part on its acquisition strategy and the successful integration of acquired businesses into existing operations. The Company intends to continue to seek additional domestic and international acquisition opportunities that have the potential to support and strengthen its operations. The Company cannot assure it will be able to successfully identify suitable acquisition opportunities, prevail against competing potential acquirers, negotiate appropriate acquisition terms, obtain financing that may be needed to consummate such acquisitions, complete proposed acquisitions, successfully integrate acquired businesses into existing operations or expand into new markets. In addition, the Company cannot assure that any acquisition, even if successfully integrated, will perform as planned, be accretive to earnings, or prove to be beneficial to the Company's operations and cash flows. Additional potential risks associated with acquisitions are the diversion of management's attention from other business concerns, additional debt leverage, the loss of key employees and customers of the acquired business, the assumption of unknown liabilities, disputes with sellers, and the inherent risk associated with the Company entering new lines of business.

The Company has substantial indebtedness, which may impact the Company's financial condition and the way it operates its business

The Company has substantial indebtedness. Such indebtedness includes senior secured first lien credit facilities comprised of a $370 million term loan facility and a $100 million revolving credit facility, and $30 million in aggregate principal amount of 6.40% senior secured notes. The indebtedness could have important negative consequences, including:

- higher borrowing costs resulting from fluctuations in our variable benchmark borrowing rates that have adversely affected, and could in the future adversely affect, our interest rates;

- reduced availability of cash for the Company's operations and other business activities after satisfying interest payments and other requirements under the terms of its debt instruments;

- less flexibility to plan for or react to competitive challenges, and a competitive disadvantage relative to competitors that do not have as much indebtedness;

- limiting the Company's ability to undertake mergers or dispositions of assets, or pay dividends;

- difficulty in obtaining additional financing in the future;

- inability to comply with covenants in, and potential for default under, the Company's debt instruments;

- inability to operate our business or to take advantage of business opportunities due to restrictions created from the debt covenants; and

- challenges to repaying or refinancing any of the Company's debt.

The Company's ability to satisfy its debt and other obligations will depend principally upon its future operating performance. As a result, prevailing economic conditions and financial, business, legal and regulatory and other factors, many of which are beyond the Company's control, may affect its ability to make payments on its debt and other obligations.

Impairment in the value of intangible assets, including goodwill

The Company's total assets reflect goodwill from acquisitions, representing the excess cost over the fair value of the identifiable net assets acquired, including other indefinite-lived and finite-lived intangible assets. Goodwill and other indefinite-lived intangible assets are not amortized but are reviewed annually for impairment as of October 1 or whenever events or changes in circumstances indicate there may be a possible permanent loss of value using either a quantitative or qualitative analysis. Finite-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. If future operating performance at one or more of the Company's reporting units were to fall significantly below forecast levels or if market conditions for one or more of its acquired businesses were to decline, the Company could be required to incur a non-cash charge to operating income for impairment. Any impairment in the value of these assets could have an adverse non-cash impact on the Company's reported results of operations.

Defined benefit pension plan settlement expense

The Company sponsors a defined benefit pension plan ("GR Plan") covering certain domestic employees and accrues amounts for funding of its obligations under the plan. The GR Plan allows eligible retiring employees to receive a lump-sum distribution for benefits earned in lieu of annual payments and most of the Company's eligible retirees historically have elected this option. Under applicable accounting rules, if the lump-sum distributions made for a plan year exceed an actuarially-determined threshold of the total of the service cost and interest cost for the plan year, the Company at such point would be required to recognize for that year's results of operations settlement expense for the resulting unrecognized actuarial loss. The Company has been required to make such adjustments in prior periods, and, if such non-cash adjustments are necessary in future periods, they may negatively impact the Company's operating results.

In 2025, the Company recorded pre-tax non-cash pension settlement charges of $1.2 million, driven by lump-sum distributions discussed above. There was no pension settlement charge recorded in 2024 or 2023. See Note 8 to the Consolidated Financial Statements, Pensions and Other Postretirement Benefits.

LIFO inventory method

The majority of the Company's inventories are valued on the last-in, first-out (LIFO) method and stated at the lower of cost or market. Current cost approximates replacement cost, or market, and LIFO cost is determined at the end of each fiscal year based on inventory levels on-hand at current replacement cost and a LIFO reserve. The Company uses the simplified LIFO method, under which the LIFO reserve is determined utilizing the inflation factor specified in the Producer Price Index for Machinery and Equipment – Pumps, Compressors and Equipment, as published by the U.S. Bureau of Labor Statistics. Interim LIFO calculations are based on management's estimate of the expected year-end inflation index and, as such, are subject to adjustment each quarter including the fourth quarter when the inflation index for the year is finalized. If inflation causes the Producer Price Index for Machinery and Equipment – Pumps, Compressors and Equipment to increase in future periods, the LIFO reserve will increase with a corresponding increase to non-cash LIFO expense which may negatively impact the Company's operating results.

In 2025, 2024, and 2023, the Company recorded pre-tax non-cash LIFO expense of $4.4 million, $5.1 million, and $6.9 million, respectively. See Note 3 to the Consolidated Financial Statements, Inventories.

As of December 31, 2025 the Company had a LIFO reserve of $104.6 million, which at the current U.S. Corporate tax rate, represents approximately $22.0 million of income taxes, payment of which is delayed to future dates based upon changes in inventory costs. From time-to-time, discussions regarding changes in U.S. tax laws have included the potential of LIFO being repealed. Should LIFO be repealed, the $22.0 million of postponed taxes, plus any future benefit realized prior to the date of repeal, would likely have to be repaid over some period of time. Repayment of these postponed taxes will reduce the amount of cash that we would have available to fund our operations, working capital, capital expenditures, acquisitions, or general corporate or other business activities. This could materially and adversely affect our business, financial condition and results of operations.

Family ownership of common equity

A substantial percentage of the Company's common shares is held by various members of the Gorman family and their respective affiliates. Because of this concentrated ownership relative to many other publicly-traded companies, the market price of the Company's common shares may be influenced by lower trading volume and therefore more susceptible to price fluctuations than many other companies' shares. If any one or more of the Company's significant shareholders were to sell all or a portion of their holdings of Company common shares at once or within short periods of time, or there was an expectation that such a sale was imminent, then the market price of the Company's common shares could be negatively affected.

GENERAL RISK FACTORS

Continuation of current and projected future business environment

The overall pump industry is cyclical in nature, and some of its business activity is related to general business conditions in the durable goods and capital equipment markets. Demand for most of the Company's products and services is affected by the level of new capital investment and planned maintenance expenditures by its customers. The level of such investment and expenditures by our customers depends, in turn, on factors such as general economic conditions, availability of credit, economic conditions within their respective industries and expectations of future market behavior. Volatility or sustained increases in prices of commodities such as oil and agricultural products can negatively affect the levels of investment and expenditures of certain customers and result in postponement of capital investment decisions or the delay or cancellation of existing orders. Inflationary economic conditions may further increase prices and exacerbate these risks. Any of these developments may negatively impact the Company's sales.

The effects of executive actions and executive orders by the President in connection with, among other areas, energy production, trade, immigration and administrative agencies, as well as any tandem regulatory changes pursued by the current administration, are highly uncertain and may adversely impact our business.

Highly competitive markets

Gorman-Rupp sells its products in highly competitive markets. Maintaining and improving the Company's competitive position requires periodic investment in manufacturing, engineering, quality standards, marketing, customer service and support, and distribution networks. Even with such investment, the Company may not be successful in maintaining its competitive position. The Company's competitors may develop products that are superior to its products, or may develop methods of more efficiently and effectively providing products and services, or may adapt more quickly to new technologies or evolving customer requirements. Pricing pressures may require the Company to adjust the prices of its products downward to stay competitive. The Company may not be able to compete successfully with its existing competitors or with new competitors. Failure to compete successfully could negatively impact the Company's sales, operating margins and overall financial performance.

Availability and costs of raw materials and labor

The Company could be adversely affected by raw material price volatility or an inability of its suppliers to meet quality and delivery requirements. We are required to maintain sufficient inventories to accommodate the needs of our customers, often with short lead times. Our business could be adversely affected if we fail to source and maintain adequate inventory levels. Raw material and energy expenses are substantial drivers of costs in the manufacture of pumps and changes in these costs are often unpredictable. While the Company manufactures certain parts and components used in its products, the Company's business requires substantial amounts of raw materials, parts and components to be purchased from suppliers. The availability and prices of raw materials, parts and components purchased from the Company's suppliers may be subject to curtailment or change due to, among other things, suppliers' allocations to other purchasers, interruptions or delays in production or deliveries by suppliers, changes in exchange rates, tariffs, changes in duty rates and changes in other trade barriers and import and export licensing requirements. The effects of international trade conflicts between the U.S. and its global trade partners including, without limitation, China, Mexico and Canada, may have an adverse impact on economic conditions, and commodity and raw materials pricing and availability.

The Company's business depends, in part, upon the adequate recruitment and retention, and continued service of, key managerial, engineering, marketing, sales and technical and operational personnel. Economic conditions may cause an increasingly competitive labor market, which could lead to labor shortages or increased turnover rates within, or increased labor costs to maintain, the Company's employee base.

These considerations may also impact the operations of the Company's suppliers, who may seek to pass along any increased costs to the Company. Inflationary economic conditions and tariffs may further increase these various costs. The Company may not be able to pass along any increased material or labor costs to customers for competitive or other reasons. A change in the availability of, or increases in the costs associated with raw materials, parts and components or labor and workforce could affect our ability to fulfill our customer backlog and materially affect our business, financial condition, results of operations or cash flows.

Cybersecurity threats

Increased global information technology security threats and more sophisticated and targeted computer crime pose a risk to the security of Gorman-Rupp's systems and networks and to the confidentiality, availability, and integrity of its data. While the Company attempts to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of its networks and systems, and the deployment of backup and protective systems, the Company's systems, networks, proprietary information, products, solutions and services remain potentially vulnerable to advanced persistent threats. Depending on their nature and scope, such threats could potentially lead to liability for damages or the loss of confidential information including as a result of, but not limited to, the compromising of confidential information relating to customer, supplier, or employee data, improper use of the Company's systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions which, in turn, could adversely affect Gorman-Rupp's reputation, competitiveness and results of operations.

Artificial intelligence presents risks and challenges that can impact our business

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We work with vendors that incorporate artificial intelligence tools into their offerings and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information and adversely impact our business.

Compliance with, and costs related to, a variety of import and export laws and regulations

The Company is subject to a variety of laws and regulations regarding international operations, including regulations issued by the U.S. Department of Commerce Bureau of Industry and Security and various other domestic and foreign governmental agencies. Actual or alleged violations of import-export laws could result in enforcement actions and/or financial penalties. The Company cannot predict the nature, scope or effect of future regulatory requirements to which our international operations and trading practices might be subject or the manner in which existing laws or regulations might be administered or interpreted. Future legislation or regulations could limit the countries in which certain of our products may be manufactured or sold or could restrict our access to, and increase the cost of obtaining, products from foreign sources.

U.S. trade policy, including the implementation of tariffs, could adversely affect the Company's business and financial results

The U.S. administration has implemented numerous tariffs on imported materials and products and, in response, various countries have imposed new, or increased existing, tariffs on imports. These tariffs, to the extent that they continue to be imposed, and any new or increased tariffs, may increase the cost of imported materials used by our suppliers and in our products. Tariffs imposed by other countries may apply to our products sold internationally. The ultimate impact of the announced tariffs and any future tariffs will depend on various factors, including the extent to which such tariffs are implemented, the timing of implementation and the amount, scope and nature of such tariffs. If we are unable to mitigate the impact of tariffs, including through product pricing and supply arrangements, our business and financial results could be adversely affected.

Environmental compliance costs and liabilities

The Company's operations and properties are subject to numerous domestic and foreign environmental laws and regulations which can impose operating and/or financial sanctions for violations. Moreover, environmental and sustainability initiatives, practices, rules and regulations are under increasing scrutiny of both governmental and non-governmental bodies and may compel the Company to implement changes to its operational practices, standards and expectations and, in turn, increase the Company's compliance costs. Periodically, the Company has incurred, and it expects to continue to incur, operating and capital costs to comply with environmental requirements. The Company monitors its environmental responsibilities, together with trends in the related laws, and believes it is in substantial compliance with current regulations. If the Company incurs increased compliance costs or violates environmental laws or regulations, future environmental compliance expenditures or liabilities could have a material adverse effect on our financial condition, results of operations or cash flows.

Exposure to fluctuations in foreign currency exchange rates

The Company is exposed to fluctuations in foreign currency exchange rates, particularly with respect to the Euro, Canadian Dollar, South African Rand and British Pound. Any significant change in the value of these currencies could affect the Company's ability to sell products competitively and control its cost structure, which could have a material effect on its financial condition, results of operations or cash flows.

Conditions in foreign countries in which the Company conducts business

In 2025, 24% of the Company's net sales were to customers outside the United States. The Company expects its international and export sales to continue to be a significant portion of its revenue. The Company's sales from international operations and export sales, and the availability and prices of certain raw materials, parts, and components, are subject, in varying degrees, to risks inherent to doing business outside the United States. These risks include, but are not limited to, the following, some of which are further addressed in our other Risk Factors:

- Possibility of unfavorable circumstances arising from host country laws or regulations;

- Currency exchange rate fluctuations and restrictions on currency repatriation;

- Potential negative consequences from changes to taxation policies;

- Disruption of operations from labor or political disturbances, or public health crises;

- Changes in tariffs, duty rates, and other trade barriers and import and export licensing requirements;

- Increased costs and risks of developing, staffing and simultaneously managing a number of global operations as a result of distance as well as language and cultural differences; and

- Insurrections, armed conflicts, terrorism or war.

In particular, the effects on the global economy from international trade conflicts between the U.S. and its global trade partners including, without limitation, China, Mexico and Canada, and any escalation or broadening of armed conflicts in Ukraine and the Middle East, including attacks on shipping vessels in key shipping routes, are uncertain. Any of these events or those referenced above could have an adverse impact on the Company's business and operations.

Changes in our tax rates and exposure to additional income tax liabilities

Gorman-Rupp is subject to income and other taxes in the United States federal jurisdiction and various local, state and foreign jurisdictions. The Company's future effective income tax rates could be unfavorably affected by various factors, including changes in the tax rates as well as rules and regulations in relevant jurisdictions. In addition, the amount of income taxes paid is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts recorded, the Company's future financial results may include unfavorable adjustments.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

The Company recognizes the importance of developing, implementing, and maintaining cybersecurity measures to ensure the security of our information systems and networks and the confidentiality, availability, and integrity of our data.

Risk management and strategy

The Company continues to build its culture of security and has integrated cybersecurity risk management into our broader enterprise risk management process. This integration ensures that cybersecurity considerations are an integral part of our decision-making processes and operational practices. Our information technology department, including employees dedicated to the area of cybersecurity risk management, works closely with our senior management team to continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs. Employees within the information technology department that are focused on cybersecurity attend periodic external training to stay current on potential cybersecurity risks and threats and how to best protect the Company from these risks and threats.

The Company provides training to all employees that reinforces the Company's information technology risk and security management policies, standards and practices, as well as the expectation that employees comply with these policies. The training assists employees with identifying potential cybersecurity risks and threats and how to protect the

Company's resources and information. This training is mandatory for all employees globally on a periodic basis, and it is supplemented by firmwide internal and external service providers testing initiatives, including frequent phishing tests.

In addition to the employee training program, the Company has created an information security incident response policy and team. The response team includes the Executive Officers of the Company, the Vice President of Information Technology, the Manager of IT Security, the Vice President of Human Resources and other functional and operational area experts as needed. The risks related to cybersecurity, including the effectiveness of our training programs, are monitored on an ongoing basis by our information technology department and external service providers. In addition, to assess the incident response policy, periodically the Company conducts cybersecurity incident response training exercises to evaluate the effectiveness of the Company's cybersecurity incident response strategies and tactics.

The Company recognizes the complexity and evolving nature of cybersecurity threats. The Company utilizes a number of third-party software solutions, including full-time external monitoring, that are intended to detect and prevent potential cybersecurity threats. In addition, Gorman-Rupp from time to time engages with a range of external experts, including cybersecurity assessors, consultants, and auditors, in evaluating and testing our risk management systems. These external experts leverage their specialized knowledge and insights on cybersecurity to assess and enhance our internal policies and processes through regular audits, threat assessments, and consultation on security enhancements and strategies.

While we are not aware of any cybersecurity incidents that have materially affected our business operations or financial condition within the prior fiscal year, there can be no guarantee that we will not be the subject of future attacks, threats or incidents that may have a material impact on us. See Item 1A. "Risk Factors – General Risk Factors – Cybersecurity threats" and "Artificial intelligence presents risks and challenges that can impact our business, " which should be read in conjunction with the foregoing information.

Governance

The Board of Directors believes that control and management of risk are primary responsibilities of senior management of the Company. As a general matter, the entire Board of Directors is responsible for oversight of this important senior management function. The Audit Committee is responsible to the Board for the organizational oversight of the Company's comprehensive enterprise risk management plan, including cyber risks. The Audit Committee is composed of board members with diverse expertise, including risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively.

Senior management plays a pivotal role in informing the Audit Committee on cybersecurity risks. The information technology department regularly informs the Chief Financial Officer (CFO) of all aspects related to cybersecurity risks and incidents. This ensures that senior management is kept abreast of the cybersecurity posture and potential risks. The senior management team presents updates to the Audit Committee quarterly and, as necessary, to the full Board. These regular reports include detailed updates on the Company's performance preparing for, preventing, detecting, responding to and recovering from cyber incidents, if applicable.

ITEM 2. PROPERTIES

The Company conducts business at plants and offices that are owned or leased and located in the United States and other countries as described below. The following table sets forth the location, approximate size, principal use, markets served, ownership status and utilization of each of our material facilities. Our facilities have the capacity to work three full-time shifts up to seven days per week as well as automated machining running during unstaffed hours, which the Company defines as full utilization. At partial utilization, our facilities are working one fully staffed shift five days per week, supplemented with partial second shifts and running certain automated machining operations during peak periods. We believe we make effective use of our productive capacities at our facilities. We consider our plants, machinery and equipment to be well maintained and in good operating condition. We believe the quality and production capacity of our facilities is sufficient to maintain our competitive position for the foreseeable future.

Properties	Approximate Sq Footage	Principal Use	Markets Served	Owned/ Leased	Utilization
United States					
Bellville, OH	98,000	Manufacturing, R&D	Industrial, OEM	Owned	Partial
Fort Wayne, IN	125,000	Manufacturing, R&D	Industrial, agriculture, construction	Owned	Partial
Glendale, AZ	32,000	Manufacturing, R&D	Industrial, agriculture, municipal, petroleum, OEM	Owned	Partial
Lenexa, KS	142,000	Manufacturing	Industrial, agriculture, construction	Leased	Partial
Lubbock, TX	60,000	Manufacturing	Industrial, agriculture, municipal, petroleum, OEM	Owned	Partial
Mansfield, OH (2 properties)	970,000	Corporate HQ, Manufacturing, R&D	Industrial, construction, municipal, petroleum, OEM	Owned	Partial
Olive Branch, MS	62,000	Manufacturing	Industrial, fire, municipal	Owned	Partial
Royersford, PA (2 properties)	120,000	Manufacturing	Industrial, agriculture, construction, municipal, OEM	Owned	Partial
Toccoa, GA	295,000	Manufacturing, R&D	Industrial, fire, municipal	Owned	Partial
Other Countries					
County Westmeath, Ireland	42,000	Manufacturing	Industrial, fire, municipal	Owned	Partial
Waardenburg, The Netherlands	41,000	Manufacturing	Industrial, agriculture, construction, municipal, petroleum, OEM	Owned	Partial
St. Thomas, Ontario, Canada	63,000	Manufacturing	Industrial, agriculture, construction, municipal, petroleum, OEM	Owned	Partial
Johannesburg, South Africa	38,000	Manufacturing	Industrial, agriculture, construction, municipal, petroleum, OEM	Owned	Partial
Namur, Belgium	18,000	Manufacturing	Industrial, agriculture, construction, municipal, petroleum, OEM	Owned	Partial

ITEM 3. LEGAL PROCEEDINGS

For over twenty-five years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities' alleged use of asbestos in their products. Since 2001, the Company and some of its subsidiaries have been involved in this mass-scaled litigation, typically as one of many co-defendants in a particular proceeding. The allegations in the lawsuits involving the Company and/or its subsidiaries have been vague, general and speculative. Most of these lawsuits have been dismissed without advancing beyond the early stage of discovery, some as a result of nominal monetary settlements recommended for payment by the Company's insurers. The claims and related legal expenses generally have been covered by the Company's insurance, subject to applicable deductibles and limitations. Accordingly, this series of lawsuits has not, cumulatively or individually, had a material adverse impact on the Company's consolidated results of operations, liquidity or financial condition, nor is it expected to have any such impact in the future, based on the current knowledge of the Company.

In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising in the ordinary course of business. Management does not currently believe that these proceedings will materially impact the Company's consolidated results of operations, liquidity or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the executive officers of the Company as of January 31, 2026:

Name	Age	Office	Date Elected to Executive Office Position
Scott A. King	51	President and Chief Executive Officer	2019
James C. Kerr	63	Executive Vice President and Chief Financial Officer	2017
Brigette A. Burnell	50	Executive Vice President, General Counsel and Corporate Secretary	2014

Mr. King was elected Chief Executive Officer effective January 1, 2022 in addition to his role as President. Mr. King served as President and Chief Operating Officer since January 1, 2021 after previously serving as Vice President and Chief Operating Officer since April 25, 2019. Mr. King also previously served as Vice President of Operations effective March 1, 2018 and as Vice President from April 1, 2017 to February 28, 2018. Mr. King previously held positions with the Gorman-Rupp Pumps USA division of the Company as Vice President and General Manager from January 1, 2014 until March 31, 2017, Vice President of Operations from June 1, 2010 until December 31, 2013, Director of Manufacturing from July 1, 2007 until May 31, 2010 and Manufacturing Manager from November 1, 2004 until June 30, 2007. He has served as a Director of the Company continuously since 2021.

Mr. Kerr was elected Executive Vice President and Chief Financial Officer effective January 1, 2021 after previously serving as Vice President and Chief Financial Officer since March 1, 2018.   Mr. Kerr previously served as Chief Financial Officer effective January 1, 2017 and as Vice President of Finance from July 18, 2016 to December 31, 2016. Prior to 2016, Mr. Kerr served as both Executive Vice President and Chief Financial Officer of Jo-Ann Stores from 2006 to 2015 and as Vice President, Controller of Jo-Ann Stores from 1998 to 2006.

Ms. Burnell was elected Executive Vice President, General Counsel and Corporate Secretary effective March 1, 2022 after previously serving as Senior Vice President, General Counsel and Corporate Secretary since January 1, 2021. Ms. Burnell previously served as Vice President, General Counsel and Corporate Secretary effective March 1, 2018, General Counsel effective May 1, 2015, and as Corporate Secretary effective May 1, 2014. Ms. Burnell previously served as Corporate Counsel effective May 1, 2014. Ms. Burnell joined the Company as Corporate Attorney on January 2, 2014. Prior to 2014, Ms. Burnell served as Corporate Counsel of Red Capital Group from 2011 to 2013 and as an Associate at Jones Day from 2002 to 2011.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is listed on the New York Stock Exchange under the ticker symbol "GRC". On February 1, 2026, there were 1,516 registered holders of the Company's common shares.

The Company currently expects to continue its exceptional history of paying regular quarterly dividends, and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on an assessment of the Company's financial condition and business outlook at the applicable time.

PERFORMANCE GRAPH

The following stock price performance graph and related table compares the cumulative total returns (assuming reinvestment of dividends) on $100 invested on December 31, 2020 through December 31, 2025 in the Company's common shares, the NYSE Composite Index, the NYSE American Index and a peer group of companies in the SIC Code 3561 Index — Pumps and Pumping Equipment. The stock price performance graph and related table is not necessarily indicative of future investment performance. This graph is not deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the graph shall not be deemed to be incorporated by reference into any prior or subsequent filing by us under the Securities Act of 1933, as amended, or the Exchange Act.



	2020	2021	2022	2023	2024	2025
The Gorman-Rupp Company	100.00	139.69	82.15	116.75	127.05	162.92
NYSE Composite	100.00	120.68	109.40	124.46	144.12	169.63
NYSE American	100.00	145.16	175.15	194.59	198.49	290.85
SIC Code 3561	100.00	116.98	106.44	122.09	129.34	141.78

PURCHASES OF EQUITY SECURITIES
(Amounts in tables in thousands of dollars, except share and per share data)

On October 29, 2021, the Company announced a share repurchase program of up to $50.0 million of the Company's common shares. Shares may be repurchased from time to time by the Company through a variety of methods, which may include open-market transactions, pre-set trading plans designed in accordance with Rule 10b5-1, privately negotiated transactions, accelerated share repurchase transactions, or any combination of such methods. The actual number of shares repurchased will depend on prevailing market conditions, alternative uses of capital and other factors, and will be determined at management's discretion. The Company is not obligated to make any purchases under the program, and the program may be suspended or discontinued at any time. The program does not have an expiration date.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program
October 1 to October 31, 2025	-	-	- $	48,067
November 1 to November 30, 2025	-	-	-	48,067
December 1 to December 31, 2025	-	-	-	48,067
Total	-	-	- $	48,067

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Amounts in tables in thousands of dollars, except for per share data)

Executive Overview

The Gorman-Rupp Company ("we", "our", "Gorman-Rupp" or the "Company") is a leading designer, manufacturer and international marketer of pumps and pump systems for use in diverse water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire suppression, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications. The Company attributes its success to long-term product quality, applications and performance combined with timely delivery and service, and continually seeks to develop initiatives to improve performance in these key areas.

We regularly invest in training for our employees, in new product development and in modern manufacturing equipment, technology and facilities all designed to increase production efficiency and capacity and drive growth by delivering innovative solutions to our customers. We believe that the diversity of our markets is a major contributor to the generally stable financial growth we have produced historically.

During 2025, based on changes in the agriculture market over the last few years, we took steps intended to optimize our National Pump Company (NPC) footprint. We reduced the number of NPC operating facilities from six to three and expect this change to result in improved profitability by lowering our fixed operating costs with minimal impact on sales. We have transitioned the NPC facility in Olive Branch, MS to our Patterson Pump Company operations to continue to support the growth we have seen in the fire, municipal and industrial markets. During 2025, we recognized $3.0 million in one-time facility optimization costs including inventory rationalization, severance, and facility costs. We expect these changes will result in annualized savings between $2.0 million and $2.5 million in payroll, payroll related, and facility costs. We do not expect future facility optimization costs to be material.

Incoming orders for the year ending December 31, 2025, were $728.4 million, an increase of 10.5%, compared to 2024.

The Company's backlog of orders was $244.0 million at December 31, 2025 compared to $206.0 million at December 31, 2024, an increase of 18.5%. Approximately 90% of the Company's backlog of unfilled orders is scheduled to be shipped during 2026, with the remainder principally during the first half of 2027.

On January 22, 2026, the Board of Directors authorized the payment of a quarterly dividend of $0.19 per share, representing the 304th consecutive quarterly dividend to be paid by the Company. During 2025, the Company again paid increased dividends and thereby attained its 53rd consecutive year of increased dividends. These consecutive years of increases continue to position Gorman-Rupp in the top 50 of all U.S. public companies with respect to number of years of increased dividend payments.

The Company currently expects to continue its exceptional history of paying regular quarterly dividends and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on our assessment of the Company's financial condition and business outlook at the applicable time.

Outlook

As we begin 2026 our outlook remains positive. The 10% increase in incoming orders during 2025 increased our backlog to a healthy $244.0 million. We expect our municipal market to continue to benefit from infrastructure spending, including strong demand for flood control and storm water management, and expect a number of our markets to continue to benefit from increased demand related to data center construction. Our strong cash flow positions us well to further reduce our debt and interest expense going forward.

Results of Operations – Year ended December 31, 2025 compared to year ended December 31, 2024:

Net Sales

End Market	2025	2024	$ Change	% Change
Industrial	$ 139,624	$ 131,479	$ 8,145	6.2%
Fire	128,070	121,418	6,652	5.5%
Agriculture	84,643	82,224	2,419	2.9%
Construction	75,727	85,149	(9,422)	(11.1%)
Municipal	103,457	100,019	3,438	3.4%
Petroleum	25,653	24,188	1,465	6.1%
OEM	45,202	40,343	4,859	12.0%
Repair parts	80,013	74,847	5,166	6.9%
Total net sales	$ 682,389	$ 659,667	$ 22,722	3.4%

Net sales for 2025 were $682.4 million compared to net sales of $659.7 million for 2024, an increase of 3.4% or $22.7 million. Sales increased in the majority of our markets, including sales increases of $8.1 million in the industrial market and $6.6 million in the fire suppression market due in part to increased demand related to data centers. Net sales also increased $5.2 million in the repair market, $4.9 million in the OEM market, $3.4 million in the municipal market, $2.4 million in the agriculture market, and $1.5 million in the petroleum market. Offsetting these increases was a decrease of $9.4 million in the construction market due to a general slowdown in construction activity, including sales into the rental market.

Cost of Products Sold and Gross Profit

	2025	2024	$ Change	% Change
Cost of products sold	$ 473,242	$ 455,339	$ 17,903	3.9%
% of Net sales	*69.4%*	*69.0%*		
Gross margin	*30.6%*	*31.0%*		

Gross profit was $209.1 million for 2025, resulting in gross margin of 30.6%, compared to gross profit of $204.3 million and gross margin of 31.0% for the same period in 2024. Gross profit for 2025 included $2.7 million of one-time facility optimization costs. The 40 basis point decrease in gross margin was the result of one-time facility optimization costs recognized in the third quarter of 2025.

Selling, General and Administrative (SG&A) Expenses

	2025	2024	$ Change	% Change
Selling, general and administrative expenses	$ 101,416	$ 100,506	$ 910	0.9%
% of Net sales	*14.9%*	*15.2%*		

Selling, general and administrative ("SG&A") expenses were $101.4 million and 14.9% of net sales for 2025 compared to $100.5 million and 15.2% of net sales for the same period in 2024.

Operating Income

	2025	2024	$ Change	% Change
Operating Income	$ 95,363	$ 91,443	$ 3,920	4.3%
% of Net sales	*14.0%*	*13.9%*		

Operating income was $95.4 million for 2025, resulting in an operating margin of 14.0%, compared to operating income of $91.4 million and an operating margin of 13.9% for the same period in 2024. Operating income for 2025 included $3.0 million of facility optimization costs. The 10 basis point increase in operating margin compared to the same period in 2024 was driven by improved leverage on labor, overhead, and SG&A expenses partially offset by facility optimization costs.

Interest Expense

	2025	2024	$ Change	% Change
Interest Expense	$ 23,396	$ 33,621	$ (10,225)	(30.4%)
% of Net sales	*3.4%*	*5.1%*		

Interest expense was $23.4 million for 2025 compared to $33.6 million for the same period in 2024. The decrease in interest expense was due to a series of debt refinancing transactions the Company completed on May 31, 2024, as well as a decrease in outstanding debt.

Other Income (Expense), net

	2025	2024	$ Change	% Change
Other income (expense), net	$ (2,803)	$ (7,329)	$ 4,526	61.8%
% of Net sales	*(0.4%)*	*(1.1%)*		

Other income (expense), net was $2.8 million of expense for 2025 compared to $7.3 million of expense for the same period in 2024. Other expense for 2025 included non-cash pension settlement charges of $1.2 million. Other expense for 2024 included a $4.4 million write-off of unamortized previously deferred debt financing fees and a $1.8 million prepayment fee related to the early retirement of a subordinated credit facility.

Net Income

	2025	2024	$ Change	% Change
Income before income taxes	$ 69,164	$ 50,493	$ 18,671	37.0%
% of Net sales	*10.1%*	*7.7%*		
Income taxes	$ 16,147	$ 10,378	$ 5,769	55.6%
Effective tax rate	*23.3%*	*20.6%*		
Net income	$ 53,017	$ 40,115	$ 12,902	32.2%
% of Net sales	*7.8%*	*6.1%*		
Earnings per share	$ 2.02	$ 1.53	$ 0.49	32.0%
Adjusted earnings per share	$ 2.14	$ 1.75	$ 0.39	22.3%

Net income was $53.0 million, or $2.02 per share, for 2025, compared to net income of $40.1 million, or $1.53 per share, for 2024. Adjusted earnings per share for 2025 and 2024 were $2.14 and $1.75 per share, respectively. Adjusted earnings per share is a non-GAAP financial measure, please see "Non-GAAP Financial information" below.

The Company's effective tax rate was 23.3% for 2025 compared to 20.6% for 2024. The increase in the rate was driven by changes in U.S. tax regulations passed under the One Big Beautiful Bill Act. The updated tax regulations accelerated temporary tax benefits that reduced our foreign tax benefits and made them permanent, thus increasing our effective tax rate. We expect our effective tax rate for 2026 to be between 21.0% and 23.0%.

Results of Operations – Year ended December 31, 2024 compared to year ended December 31, 2023:

Information pertaining to fiscal year 2023 was included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 beginning on page 15 under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," which was filed with the SEC on February 26, 2024.

Non-GAAP Financial Information:

This discussion of Results of Operations includes certain non-GAAP financial data and measures such as adjusted earnings, adjusted earnings per share, and adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"). Adjusted earnings is earnings excluding the write-off of unamortized previously deferred debt financing fees, refinancing costs, facility optimization costs, non-cash pension settlement charges, and amortization of acquired customer backlog. Adjusted earnings per share is earnings per share excluding the write-off of unamortized previously deferred debt financing fees per share, refinancing costs per share, facility optimization costs per share, non-cash pension settlement charges per share, and amortization of acquired customer backlog per share. Adjusted EBITDA is net income (loss) excluding interest, taxes, depreciation and amortization, adjusted to exclude the write-off of unamortized previously deferred debt financing fees, refinancing costs, facility optimization costs, non-cash pension settlement charges, amortization of acquired customer backlog, and non-cash LIFO expense. Management utilizes these adjusted financial data and measures to assess comparative operations against those of prior periods without the distortion of non-comparable factors. The inclusion of these adjusted measures should not be construed as an indication that the Company's future results will be unaffected by unusual or infrequent items or that the items for which the Company has made adjustments are unusual or infrequent or will not recur. Further, the impact of the LIFO inventory costing method can cause results to vary substantially from company to company depending upon whether they elect to utilize LIFO and depending upon which method they may elect. The Gorman-Rupp Company believes that these non-GAAP financial data and measures also will be useful to investors in assessing the strength of the Company's underlying operations and liquidity from period to period. These non-GAAP financial measures are not intended to replace GAAP financial measures, and they are not necessarily standardized or comparable to similarly titled measures used by other companies. Provided below is a reconciliation of adjusted earnings, adjusted earnings per share, and Adjusted EBITDA to their respective corresponding GAAP financial measures, which includes a description of actual adjustments made in the current period and the corresponding prior period.

		2025		2024		2023
Adjusted earnings:						
Reported net income – GAAP basis	$	53,017	$	40,115	$	34,951
Write-off of unamortized previously deferred debt financing fees		-		3,506		-
Refinancing costs		-		2,413		-
Facility optimization costs		2,309		-		-
Pension settlement charges		921		-		-
Amortization of acquired customer backlog		-		-		863
Non-GAAP adjusted earnings	$	56,247	$	46,034	$	35,814

		2025		2024		2023
Adjusted earnings per share:						
Reported earnings per share - GAAP basis	$	2.02	$	1.53	$	1.34
Write-off of unamortized previously deferred debt financing fees		-		0.13		-
Refinancing costs		-		0.09		-
Facility optimization costs		0.09		-		-
Pension settlement charges		0.03		-		-
Amortization of acquired customer backlog		-		-		0.03
Non-GAAP adjusted earnings per share	$	2.14	$	1.75	$	1.37

		2025		2024		2023
Adjusted EBITDA:						
Reported net income - GAAP basis	$	53,017	$	40,115	$	34,951
Interest expense		23,396		33,621		41,273
Income taxes		16,147		10,378		9,010
Depreciation and amortization		27,709		27,897		28,496
Non-GAAP earnings before interest, taxes, depreciation and amortization		120,269		112,011		113,730
Write-off of unamortized previously deferred debt financing fees		-		4,438		-
Refinancing costs		-		3,055		-
Facility optimization costs		2,960		-		-
Pension settlement charges		1,166		-		-
Amortization of acquired customer backlog		-		-		1,085
Non-cash LIFO expense		4,396		5,142		6,891
Non-GAAP adjusted EBITDA	$	128,791	$	124,646	$	121,706

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from operations and borrowings under our revolving credit facility. Cash and cash equivalents totaled $35.1 million at December 31, 2025. The Company had $99.4 million of borrowing capacity available under the revolving credit facility after deducting $0.6 million in outstanding letters of credit primarily related to customer orders. See Note 4 - Financing Arrangements in the Notes to our Consolidated Financial Statements.

As of December 31, 2025, the Company had $280.8 million in debt outstanding due in 2029 and $30.0 million due in 2031. The Company was in compliance with its debt covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, at December 31, 2025.

Capital expenditures in 2025 were $17.4 million and consisted primarily of machinery and equipment and building improvements. Capital expenditures for 2026, which are expected to consist principally of machinery and equipment purchases, are estimated to be approximately $20.0 - $22.0 million and are expected to be financed through cash from operations. During 2025, 2024 and 2023, the Company financed its capital improvements and working capital requirements principally through internally generated funds.

The Company contributed $2.7 million to its defined benefit pension plan in 2025 and expects to contribute up to $2.9 million to its defined benefit pension plan in 2026.

Financial Cash Flow

		2025		2024		2023
Beginning of period cash and cash equivalents	$	24,213	$	30,518	$	6,783
Net cash provided by operating activities		106,228		69,830		98,225
Net cash used for investing activities		(15,343)		(11,866)		(20,163)
Net cash used for financing activities		(80,858)		(63,137)		(54,527)
Effect of exchange rate changes on cash		843		(1,132)		200
Net increase (decrease) in cash and cash equivalents		10,870		(6,305)		23,735
End of period cash and cash equivalents	$	35,083	$	24,213	$	30,518

The increase in cash provided by operating activities in 2025 compared to 2024 was primarily due to increased net income and an increase in operating liabilities. The increase in cash provided by operating activities in 2024 compared to 2023 was primarily due to increased earnings before depreciation, amortization, and LIFO expense, and improved cash flow from working capital management.

During 2025, net cash used for investing activities of $15.3 million consisted primarily of $17.4 million used for capital expenditures, largely related to machinery and equipment, partially offset by $1.8 million of proceeds from the sale of property plant and equipment. During 2024, net cash used for investing activities of $11.9 million consisted primarily of $14.3 million used for capital expenditures, largely related to machinery and equipment, partially offset by $2.5 million in proceeds from the sale of property, plant, and equipment. During 2023, net cash used for investing activities of $20.2 million consisted primarily of $20.8 million used for capital expenditures, largely related to machinery and equipment.

During 2025, net cash used for financing activities of $80.9 million consisted primarily of net payments on bank borrowings of $60.0 million and dividend payments of $19.6 million. During 2024, net cash used for financing activities of $63.1 million consisted primarily of net payments on bank borrowings of $43.0 million and dividend payments of $19.0 million. During 2023, net cash used for financing activities of $54.5 million consisted primarily of net payments on bank borrowings of $34.5 million, dividend payments of $18.4 million.

Maturities of long-term debt in the next five fiscal years, and the remaining years thereafter, are as follows:

2026	2027	2028	2029	2030	Thereafter	Total
$ 23,125	$ 32,375	$ 37,000	$ 188,250	$ -	$ 30,000	$ 310,750

The Company was in compliance with its debt covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2025 and December 31, 2024. We believe we have adequate liquidity from funds on hand and borrowing capacity to execute our financial and operating strategy, as well as comply with debt obligations and financial covenants for at least the next 12 months.

The Company currently expects to continue its exceptional history of paying regular quarterly dividends and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on our assessment of the Company's financial condition and business outlook at the applicable time.

The Board of Directors has authorized a share repurchase program of up to $50.0 million of the Company's common shares, of which approximately $48.1 million has yet to be repurchased. The actual number of shares repurchased will depend on prevailing market conditions, alternative uses of capital and other factors, and will be determined at management's discretion. The Company is not obligated to make any purchases under the program, and the program may be suspended or discontinued at any time.

Contractual Obligations

Capital commitments in the table below include contractual commitments to purchase machinery and equipment that have been approved by the Board of Directors. The capital commitments do not represent the entire anticipated purchases in the future but represent only those substantive items for which the Company is contractually obligated as of December 31, 2025. Also, the Company has operating leases and financing leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to these leases were $3.7 million in 2025, $3.6 million in 2024, and $2.8 million in 2023.

The following table summarizes the Company's contractual obligations at December 31, 2025:

	Payment Due By Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital commitments	$ 3,368	$ 2,331	$ 1,037	$ -	$ -
Leases	37,157	2,916	4,507	3,611	26,123
Total	$ 40,525	$ 5,247	$ 5,544	$ 3,611	$ 26,123

Critical Accounting Policies

The accompanying Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the Company's specific circumstances. Application of these accounting principles requires management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates.

In preparing these Consolidated Financial Statements, management has made its best estimates and judgments of the amounts and disclosures included in the Consolidated Financial Statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers," under which the unit of account is a performance obligation. Substantially all of our revenue is derived from fixed-price customer contracts and the majority of our customer contracts have a single performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer. For customer contracts with multiple performance obligations, the Company allocates revenue to each performance obligation based on its relative standalone selling price, which is generally determined based on standalone selling prices charged to customers or using expected cost plus margin.

The transaction price for a customer contract is allocated to each distinct performance obligation and recognized as revenue when, or as, the Company's performance obligation is satisfied. All of the Company's performance obligations, and associated revenue, are generally satisfied at a point in time, with the exception of certain highly customized pump products, which are satisfied over time as work progresses.

Accounting for long-term contracts involves the use of various techniques to estimate total contract revenue and costs. For long-term contracts, the Company estimates the profit on a contract as the difference between the total estimated revenue and expected costs to complete a contract and recognizes that profit as performance obligations are satisfied. Contract estimates are based on various assumptions to project the outcome of future events that could span longer than one year. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials and the performance of subcontractors as applicable.

As a significant change in one or more of these estimates could affect the profitability of our contracts, the Company reviews and updates its contract-related estimates regularly. Adjustments in estimated profit on contracts are accounted for under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date on a contract is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance are recognized using the adjusted estimate.

Inventories and Related Allowance

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. Historically, the Company has not experienced substantive write-offs due to obsolescence. The Company uses the last-in, first-out (LIFO) method for the majority of its inventories.

Pension Plans and Other Postretirement Benefit Plans

The Company recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plans in its Consolidated Financial Statements. The measurement of liabilities related to its pension plan and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases and health care cost trend rates. Actual pension plan asset performance will either reduce or increase pension losses included in accumulated other comprehensive loss, which ultimately affects net income. The discount rates used to determine the present value of future benefits are based on estimated yields of investment grade fixed income investments.

The discount rates used to value pension plan obligations were 5.0% at December 31, 2025 and 5.3% at December 31, 2024. The discount rates used to value postretirement obligations were 5.1% at December 31, 2025 and 5.4% at December 31, 2024. The discount rates were determined based on the plan distinct projected cash flow and the Gallagher Regular yield curves. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2025 was 6.5% and for 2024 was 7.2%. Actual pension plan asset performance will either reduce or increase unamortized losses included in Accumulated other comprehensive loss, which will ultimately affect net income. The assumed rate of compensation increase was 3.5% in both 2025 and 2024.

Substantially all eligible retirees elect to take lump sum settlements of their pension plan benefits. When interest rates are low, this subjects the Company to the risk of exceeding an actuarial threshold computed on an annual basis and triggering a GAAP-required non-cash pension settlement loss, which occurred in 2025.

The assumption used for the rate of increase in medical costs over the next five years was 5.0% in 2025 and 4.8% in 2024.

Goodwill and Other Intangibles

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives.

Goodwill is tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value in accordance with ASC 350, "Intangibles - Goodwill and Other."

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each reporting unit, including goodwill and intangible assets. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a quantitative impairment assessment is unnecessary.

In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we identify and assess relevant drivers of fair value and events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involves significant judgments and assumptions. The judgments and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Company-specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

When performing a quantitative assessment of goodwill impairment if necessary, or in years where we elect to do so, a discounted cash flow model and a market based approach are used to estimate the fair value of each reporting unit. The discounted cash flow model considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows are based on the Company's long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. The market based approach considers market multiples of corporations engaged in the same or similar line of business.

The Company performed qualitative analyses as of October 1, 2025 and 2024 for all of its reporting units except for National Pump Company ("National") and Fill-Rite, concluding that it was more likely than not that the fair value of the reporting units exceeded the respective carrying amounts.

The Company performed a quantitative impairment analysis as of October 1, 2025 for National and Fill-Rite reporting units and concluded that the fair value of each reporting unit exceeded its carrying value by approximately 22% and 6% respectively, and therefore were not impaired. A sensitivity analysis was performed for each reporting unit, assuming a hypothetical 50 basis point decrease in the expected long-term growth rate or a hypothetical 50 basis point increase in the weighted average cost of capital, and both scenarios independently yielded an estimated fair value above carrying value. If National or Fill-Rite fail to experience growth or revise their long-term projections downward, they could be subject to impairment charges in the future. Goodwill relating to the National reporting unit is $13.6 million, or 1.6% of the Company's December 31, 2025 total assets, and goodwill relating to the Fill-Rite reporting unit is $230.7 million, or 26.8%

of the Company's December 31, 2025 total assets. See Note 9 to the Consolidated Financial Statements, Goodwill and Other Intangible Assets.

Other indefinite-lived intangible assets primarily consist of trademarks and trade names. The fair value of these assets is also tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value.   The fair value of these assets is determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2025 and 2024, the fair value of all indefinite lived intangible assets exceeded the respective carrying values.

Finite-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows estimated to be generated by such assets. The Company was not aware of any events or changes in circumstances that indicate the carrying value of its finite-lived assets may not be recoverable. See Note 9 to the Consolidated Financial Statements, Goodwill and Other Intangible Assets.

Acquisitions

The Company allocates the purchase price of its acquisitions to the assets acquired, liabilities assumed, and noncontrolling interests based upon their respective fair values at the acquisition date. The Company utilizes management estimates and inputs from an independent third-party valuation firm to assist in determining these fair values.

The Company uses the income, market or cost approach (or a combination thereof) for the valuation as appropriate. The valuation inputs in these models and analyses are based on market participant assumptions. Management values property, plant and equipment using the cost approach supported where available by observable market data, which includes consideration of obsolescence. Management values acquired intangible assets using the relief from royalty method or excess earnings method, which are forms of the income approach supported by observable market data for peer companies. The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as revenue growth rates, EBITDA margins, customer attrition rates, and royalty rates), which are considered Level 3 assets as the assumptions are unobservable inputs developed by the Company. Acquired inventories are recorded at fair value. For certain items, the carrying value is determined to be a reasonable approximation of fair value based on information available to the Company.

The excess of the acquisition price over estimated fair values is recorded as goodwill. Goodwill is adjusted for any changes to acquisition date fair value amounts made within the measurement period. Acquisition-related transaction costs are recognized separately from the business combination and expensed as incurred.

Other Matters

Certain transactions with related parties occur in the ordinary course of business and are not considered to be material to the Company's consolidated financial position, net income or cash flows.

The Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated "special purpose entities."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Exposure to foreign exchange rate risk is due to certain costs and revenue being denominated in currencies other than one of the Company's subsidiaries functional currency. The Company is also exposed to market risk as the result of changes in interest rates which may affect the cost of financing. We continually monitor these risks and regularly develop appropriate strategies to manage them. Accordingly, from time to time, we may enter into certain derivative or other financial instruments. These financial instruments are used to mitigate market exposure and are not used for trading or speculative purposes.

Interest Rate Risk

The results of operations are exposed to changes in interest rates primarily with respect to borrowings under the Company's Senior Term Loan Facility and Credit Facility. Borrowings under the Senior Term Loan Facility and Credit Facility may be made either at (i) a base rate plus the applicable margin, which ranges from 0.50% to 1.25%, or at (ii) an Adjusted Term SOFR Rate, plus the applicable margin, which ranges from 1.5% to 2.25%. At December 31, 2025, the Company had $280.8 million in borrowings under the Senior Term Loan Facility and no borrowings under the Credit Facility. As of December 31, 2025, the applicable interest rates under the Senior Secured Credit Agreement were Adjusted Term SOFR plus 2.0%. See Note 4 - Financing Arrangements in the notes to our Consolidated Financial Statements.

To reduce the exposure to changes in the market rate of interest, effective October 31, 2022, the Company entered into interest rate swap agreements for a portion of the Senior Term Loan Facility. Terms of the interest rate swap agreements require the Company to receive a fixed interest rate and pay a variable interest rate. The interest rate swap agreements are designated as a cash flow hedge, and as a result, the mark-to-market gains or losses will be deferred and included as a component of accumulated other comprehensive income (loss) and reclassified to interest expense in the period during which the hedged transactions affect earnings. See "Derivative Financial Instruments" and "Interest Rate Derivatives" in the Notes to our Consolidated Financial Statements.

The Company estimates that a hypothetical increase of 100 basis points in interest rates would increase interest expense by approximately $1.5 million on an annual basis.

Foreign Currency Risk

The Company's foreign currency exchange rate risk is limited primarily to the Euro, Canadian Dollar, South African Rand and British Pound. The Company manages its foreign exchange risk principally through invoicing customers in the same currency as is used in the market of the source of products. The foreign currency transaction gains (losses) for 2025, 2024 and 2023 were $(0.3) million, $(0.4) million and $(0.4) million, respectively, and are reported within Other (expense) income, net on the Consolidated Statements of Income.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Gorman-Rupp Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 2, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the

PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fill-Rite Goodwill Impairment Analysis

Description of the Matter	At December 31, 2025, the Company's total goodwill was $258.0 million, of which, $230.7 million related to the Fill-Rite reporting unit. As discussed in Note 1 and Note 9 of the consolidated financial statements, goodwill is tested for impairment at least annually on October 1 at the reporting unit level, or when events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company performed a quantitative analysis for the annual impairment testing of the Fill-Rite reporting unit using both a market approach and a discounted cash flow model to estimate the fair value of the reporting unit.
	Auditing the Company's Fill-Rite quantitative goodwill impairment analysis was complex and highly judgmental due to the significant estimation required in determining the fair value of the reporting unit. In particular, the fair value estimate using the discounted cash flow model was sensitive to significant assumptions such as the discount rate, discrete revenue growth rates, long-term growth rate and profitability assumptions. Elements of these significant assumptions are forward-looking and could be affected by future economic conditions and/or changes in customer preferences.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Fill-Rite reporting unit goodwill impairment analysis process, including controls over the significant assumptions mentioned above.
	To test the estimated fair value used in the Fill-Rite reporting unit goodwill impairment analysis, we performed audit procedures that included, among others, assessing the fair value methodologies and testing the significant assumptions discussed above and the underlying data used in the analysis. For example, we compared the significant assumptions used by management to current industry and economic trends, changes to the Company's business model, and other relevant factors, as applicable. We assessed the historical accuracy of management's estimates. We also performed sensitivity analyses of significant assumptions, including the discount rate, discrete and long-term revenue growth rates, and profitability assumptions, to evaluate the changes in fair value that would result from changes in the assumptions and the potential impact on the

Company's conclusion of whether the goodwill was impaired. In addition, we involved our valuation specialist to assist with our evaluation of the methodology used by the Company and significant assumptions, including the discount rate.

/s/ Ernst & Young LLP
We have served as the Company's auditor since at least 1967, but we are unable to determine the specific year.

Cleveland, Ohio
March 2, 2026

The Gorman-Rupp Company

Consolidated Statements of Income

(Dollars in thousands, except share and per share amounts)		Year Ended December 31,					
		2025		2024		2023	
Net sales	$	682,389	$	659,667	$	659,511	
Cost of products sold		473,242		455,339		463,258	
Gross profit		209,147		204,328		196,253	
Selling, general and administrative expenses		101,416		100,506		96,660	
Amortization expense		12,368		12,379		12,552	
Operating income		95,363		91,443		87,041	
Interest expense		(23,396)		(33,621)		(41,273)	
Other income (expense), net		(2,803)		(7,329)		(1,807)	
Income before income taxes		69,164		50,493		43,961	
Income taxes		16,147		10,378		9,010	
Net income	$	53,017	$	40,115	$	34,951	
Earnings per share	$	2.02	$	1.53	$	1.34	
Average number of shares outstanding.		26,295,362		26,219,291		26,174,174	

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(Dollars in thousands)		Year Ended December 31,					
		2025		2024		2023	
Net income	$	53,017	$	40,115	$	34,951	
Other comprehensive (loss) income, net of tax:							
Cumulative translation adjustments		5,764		(3,024)		931	
Cash flow hedging activity, net of tax		(867)		966		(452)	
Pension and postretirement medical liability adjustments, net of tax		170		1,552		(942)	
Other comprehensive income (loss)		5,067		(506)		(463)	
Comprehensive income	$	58,084	$	39,609	$	34,488	

See notes to consolidated financial statements.

The Gorman-Rupp Company

Consolidated Balance Sheets

		December 31,		
(Dollars in thousands)		**2025**		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	35,083	$	24,213
Accounts receivable, net		88,378		87,636
Inventories, net		96,457		99,205
Prepaid and other		13,776		9,773
Total current assets		233,694		220,827
Property, plant and equipment, net		134,131		131,822
Other assets		22,192		23,838
Other intangible assets, net		212,066		224,428
Goodwill		257,972		257,554
Total assets	$	860,055	$	858,469
Liabilities and equity				
Current liabilities:				
Accounts payable	$	25,885	$	24,752
Payroll and employee related liabilities		22,612		20,982
Commissions payable		7,048		6,438
Deferred revenue and customer deposits		7,658		6,840
Current portion of long-term debt		23,125		18,500
Accrued expenses		12,284		10,015
Total current liabilities		98,612		87,527
Pension benefits		5,149		6,629
Postretirement benefits		24,803		22,178
Long-term debt, net of current portion		284,406		348,097
Other long-term liabilities		32,362		20,238
Total liabilities		445,332		484,669
Equity:				
Common shares, without par value:				
Authorized - 35,000,000 shares;				
Outstanding – 26,312,842 shares at December 31, 2025 and 26,227,540 shares at December 31, 2024 (after deducting treasury shares of 735,954 and 821,256, respectively), at stated capital amounts		5,144		5,126
Additional paid-in capital		11,456		9,360
Retained earnings		418,499		384,757
Accumulated other comprehensive loss		(20,376)		(25,443)
Total equity		414,723		373,800
Total liabilities and equity	$	860,055	$	858,469

See notes to consolidated financial statements.

The Gorman-Rupp Company

Consolidated Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income	$ 53,017	$ 40,115	$ 34,951
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	27,709	27,897	28,496
LIFO expense	4,396	5,142	6,891
Pension expense	2,738	2,715	3,604
Contributions to pension plan	(2,700)	(5,089)	(2,250)
Stock based compensation	3,579	4,008	3,252
Amortization of debt issuance fees	1,181	6,405	3,014
Deferred income tax charge (benefit)	10,341	(1,417)	(414)
Gain on sale of property, plant, and equipment	(843)	(1,195)	-
Other	351	387	1,335
Changes in operating assets and liabilities:			
Accounts receivable, net	877	1,180	3,752
Inventories, net	1,179	(2,031)	559
Accounts payable	452	1,222	(1,518)
Commissions payable	193	(3,603)	9
Deferred revenue and customer deposits	678	(5,636)	5,773
Accrued expenses and other	4,240	(1,801)	6,316
Income taxes	(3,875)	2,129	1,226
Benefit obligations	2,715	(598)	3,229
Net cash provided by operating activities	106,228	69,830	98,225
Cash flows from investing activities:			
Capital additions	(17,376)	(14,319)	(20,835)
Proceeds from sale of property, plant, and equipment	1,861	2,453	-
Other	172	-	672
Net cash used for investing activities	(15,343)	(11,866)	(20,163)
Cash flows from financing activities:			
Cash dividends	(19,588)	(19,009)	(18,447)
Treasury share repurchases	(1,152)	(267)	(1,029)
Proceeds from bank borrowings	-	400,000	5,000
Payments to banks for borrowings	(60,000)	(443,000)	(39,500)
Debt issuance fees	-	(746)	-
Other	(118)	(115)	(551)
Net cash used for financing activities	(80,858)	(63,137)	(54,527)
Effect of exchange rate changes on cash	843	(1,132)	200
Net increase (decrease) in cash and cash equivalents	10,870	(6,305)	23,735
Cash and cash equivalents:			
Beginning of year	24,213	30,518	6,783
End of period	$ 35,083	$ 24,213	$ 30,518

See notes to consolidated financial statements.

The Gorman-Rupp Company

Consolidated Statements of Equity

(Dollars in thousands, except share and per share amounts)	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	Shares	Dollars				
Balances December 31, 2022	26,094,865	$ 5,097	$ 3,912	$ 346,659	$ (24,474)	$ 331,194
Net income				34,951		34,951
Other comprehensive income					(463)	(463)
Stock based compensation	135,238	30	2,727	496		3,253
Treasury share repurchases	(36,105)	(8)	(889)	(132)		(1,029)
Cash dividends - $0.71 per share				(18,447)		(18,447)
Balances December 31, 2023	26,193,998	5,119	5,750	363,527	(24,937)	349,459
Net income				40,115		40,115
Other comprehensive loss					(506)	(506)
Stock based compensation	40,890	9	3,849	150		4,008
Treasury share repurchases	(7,348)	(2)	(239)	(26)		(267)
Cash dividends - $0.73 per share				(19,009)		(19,009)
Balances December 31, 2024	26,227,540	5,126	9,360	384,757	(25,443)	373,800
Net income				53,017		53,017
Other comprehensive loss					5,067	5,067
Stock based compensation	115,673	25	3,130	424		3,579
Treasury share repurchases	(30,371)	(7)	(1,034)	(111)		(1,152)
Cash dividends - $0.75 per share				(19,588)		(19,588)
Balances December 31, 2025	26,312,842	$ 5,144	$ 11,456	$ 418,499	$ (20,376)	$ 414,723

See notes to consolidated financial statements.

The Gorman-Rupp Company

Notes to Consolidated Financial Statements
(Amounts in tables in thousands of dollars)

Note 1 – Summary of Significant Accounting Policies

General Information and Basis of Presentation

The Gorman-Rupp Company is a leading designer, manufacturer and international marketer of pumps and pump systems for use in diverse water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire suppression, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications.

The Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Earnings per share are calculated based on the weighted-average number of common shares outstanding.

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for expected losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends, current economic conditions in the company's major markets and geographies, and other relevant information.

The allowance for doubtful accounts was $0.8 million at December 31, 2025 and $1.1 million at December 31, 2024.

Inventories

The majority of the Company's inventories are valued on the last-in, first-out (LIFO) method and stated at the lower of cost or market. All other inventories are stated at the lower of cost or net realizable value with cost determined using the first-in, first-out (FIFO) method. Cost components include materials, inbound freight costs, labor and allocations of fixed and variable overheads on an absorption costing basis.

The costs for approximately 65% and 67% of inventories at December 31, 2025 and 2024, respectively, were determined using the last-in, first-out (LIFO) method. Current cost approximates replacement cost, or market, and LIFO cost is determined at the end of each fiscal year based on inventory levels on-hand at current replacement cost and a LIFO reserve. The Company uses the simplified LIFO method, under which the LIFO reserve is determined utilizing the inflation factor specified in the Producer Price Index for Machinery and Equipment – Pumps, Compressors and Equipment, as published by the U.S. Bureau of Labor Statistics. Interim LIFO calculations are based on management's estimate of the expected year-end inflation index and, as such, are subject to adjustment each quarter including the fourth quarter when the inflation index for the year is finalized. When inflation increases, the LIFO reserve and non-cash expense increase.

Property, plant and equipment

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation for property, plant and equipment assets is computed using the straight-line method over the estimated useful lives of the assets and is included in Cost of products sold and Selling, general and administrative expenses based on the use of the assets. Depreciation expense was $15.3 million, $15.5 million, and $15.9 million for 2025, 2024, and 2023, respectively.

Depreciation of property, plant and equipment is determined based on the following lives:

	Years
Buildings	20-50
Machinery and equipment	5-15
Software	3-5

Property, plant and equipment consist of the following:

	2025	2024
Land	$ 6,040	$ 6,116
Buildings	125,397	123,199
Machinery and equipment	240,293	229,624
	371,730	358,939
Less accumulated depreciation	(237,599)	(227,117)
Property, plant and equipment, net	$ 134,131	$ 131,822

Property, plant and equipment are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses may be recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts based on the excess of the carrying amounts over the estimated fair value of the assets. The Company was not aware of any events or changes in circumstances that indicated the carrying value of its property, plant and equipment may not be recoverable.

Goodwill and Identifiable Intangible Assets

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the fair value of tangible assets and identifiable intangible assets purchased and liabilities assumed.

Goodwill is reviewed annually for impairment as of October 1 or whenever events or changes in circumstances indicate there may be a possible permanent loss of value using either a quantitative or qualitative analysis. For certain reporting units, the Company performs a quantitative analysis using both a market-based approach and a discounted cash flow model to estimate the fair value of our reporting units. This process requires significant judgements, including estimation of future cash flows, which is dependent on internal forecasts. The Company may otherwise elect to perform a qualitative analysis when deemed appropriate. A qualitative analysis may be performed by assessing certain trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data and other relevant qualitative factors. These trends and factors are compared to, and based on, the assumptions used in the most recent quantitative assessment.

No impairment charges were recognized in any of the Company's reporting units in 2025, 2024, or 2023. See Note 9 to the Consolidated Financial Statements, Goodwill and Other Intangible Assets.

Identifiable intangible assets

The Company's primary identifiable intangible assets include customer relationships, technology and drawings, and trade names and trademarks. Identifiable intangible assets with finite lives are amortized and those identifiable intangible assets with indefinite lives are not amortized. Amortization for finite-lived intangible assets is computed using the straight-line method over the estimated useful lives of the assets and is included in Cost of products sold and Selling, general and administrative expenses based on the use of the assets. Amortization of finite-lived intangible assets is determined based on the following lives:

	Years
Technology and drawings	13-20
Customer relationships	9-20
Other intangibles	2-18

Identifiable intangible assets that are subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses may be recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts based on the excess of the carrying amounts over the estimated fair value of the assets. The Company was not aware of any events or changes in circumstances that indicated the carrying value of its finite-lived intangible assets may not be recoverable.

Identifiable intangible assets not subject to amortization are tested for impairment annually or more frequently if events warrant. The fair value of these assets is determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2025, 2024 and 2023, the fair value of indefinite lived intangible assets exceeded their carrying values.

For additional information about goodwill and other intangible assets, see Note 9 to the Consolidated Financial Statements, Goodwill and Other Intangible Assets.

Acquisitions

The Company allocates the purchase price of its acquisitions to the assets acquired, liabilities assumed, and noncontrolling interests based upon their respective fair values at the acquisition date. The Company utilizes management estimates and inputs from an independent third-party valuation firm to assist in determining these fair values.

The Company uses the income, market or cost approach (or a combination thereof) for the valuation as appropriate. The valuation inputs in these models and analyses are based on market participant assumptions. Management values property, plant and equipment using the cost approach supported where available by observable market data, which includes consideration of obsolescence. Management values acquired intangible assets using the relief from royalty method or excess earnings method, which are forms of the income approach supported by observable market data for peer companies. The significant assumptions used to estimate the value of the acquired intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as revenue growth rates, EBITDA margins, customer attrition rates, and royalty rates), which are considered Level 3 assets as the assumptions are unobservable inputs developed by the Company. Acquired inventories are recorded at fair value. For certain items, the carrying value is determined to be a reasonable approximation of fair value based on information available to the Company.

The excess of the acquisition price over estimated fair values is recorded as goodwill. Goodwill is adjusted for any changes to acquisition date fair value amounts made within the measurement period. Acquisition-related transaction costs are recognized separately from the business combination and expensed as incurred.

Revenue Recognition

The Company recognizes revenue when it transfers control of promised goods or services to its customers in an amount that reflects the consideration to which it expects to be entitled to in exchange for those goods or services.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct product or service to a customer, and is the unit of account in ASC 606. The transaction price for a customer contract is allocated to each distinct performance obligation and recognized as revenue when, or as, the Company's performance obligation is satisfied. For product sales, other than long-term construction-type contracts, the Company recognizes revenue once control has passed at a point in time, which is generally when products are shipped. Payments received for product sales typically occur following delivery and the satisfaction of the performance obligation based upon the terms outlined in the contracts. Substantially all of our customer contracts are fixed-price contracts and the majority of our customer contracts have a single performance obligation, as the promise to transfer the individual products or services is not separately identifiable from other promises in the contract. For customer contracts with multiple performance obligations, the Company allocates revenue to each performance obligation based on its relative standalone selling price, which is generally determined based on standalone selling prices charged to customers or using expected cost plus margin.

All of the Company's performance obligations, and associated revenue, are generally transferred to customers at a point in time, with the exception of certain highly customized pump products, which are transferred to the customer over time.

The Company offers standard warranties for its products to ensure that its products comply with agreed-upon specifications in its contracts. For standard warranties, these do not give rise to performance obligations and represent assurance-type warranties.

Shipping and handling activities related to products sold to customers, whether performed before or after the customer obtains control of the products, are generally accounted for as activities to fulfill the promise to transfer the products and not as a separate performance obligation.

Contract Estimates

Accounting for long-term contracts involves the use of various techniques to estimate total contract revenue and costs. For long-term contracts, the Company estimates the profit on a contract as the difference between the total estimated revenue and expected costs to complete a contract and recognizes that profit as performance obligations are satisfied. Contract estimates are based on various assumptions to project the outcome of future events that could span longer than one year. These assumptions include labor productivity and availability, the complexity of the work to be performed, the cost and availability of materials, and the performance of subcontractors as applicable.

As a significant change in one or more of these estimates could affect the profitability of our contracts, the Company reviews and updates its contract-related estimates regularly. Adjustments in estimated profit on contracts are accounted for under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date on a contract is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance are recognized using the adjusted estimate.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) on the Consolidated Balance Sheets. For certain highly customized pump products, revenue is recognized over time before the customer is invoiced, resulting in contract assets. Sometimes the Company receives advances or deposits from its customers before revenue is recognized, resulting in contract liabilities. These contract assets and liabilities are reported on the Consolidated Balance Sheets as a component of Other assets and Deferred revenue and customer deposits, respectively, on a contract-by-contract basis at the end of each reporting period.

Income Taxes

Income tax expense includes United States federal, state, local and international income taxes. Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial reporting and the tax basis of existing assets and liabilities and for loss carryforwards. The tax rate used to determine the deferred tax assets and liabilities is the enacted tax rate for the year and manner in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company accounts for the global intangible low-taxed income ("GILTI") tax in the period in which it is incurred.

Pension and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan covering certain domestic employees. Additionally, the Company sponsors defined contribution pension plans made available to all domestic and Canadian employees.

The Company also sponsors a non-contributory defined benefit postretirement health care plan that provides health benefits to certain domestic and Canadian retirees and their spouses. The Company funds the cost of these benefits as incurred.

The determination of the Company's obligation and expense for pension and other postretirement benefits is dependent on its selection of certain assumptions used by actuaries in calculating such amounts, which are described in Note 8, Pensions and Other Postretirement Benefits. The Company recognizes the funded status of its defined benefit pension plan as an asset or liability in the Consolidated Balance Sheets and recognizes the change in the funded status in the year in which the change occurs through accumulated other comprehensive loss in the Consolidated Balance Sheets.

Concentration of Credit Risk

The Company generally does not require collateral from its customers and has a very good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2025, 2024 or 2023.

Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects related shipping and handling costs in Cost of products sold. Shipping and handling costs that are not billable to customers are included in selling, general and administrative expenses.

Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2025, 2024 and 2023 totaled $4.0 million, $4.5 million, and $4.3 million, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claims experience and specific product failures. The Company expenses warranty costs directly to Cost of products sold. Changes in the Company's product warranty liability are:

	2025	2024	2023
Balance at beginning of year	$ 2,210	$ 2,269	$ 1,973
Provision	3,243	3,017	3,655
Claims	(2,902)	(3,076)	(3,359)
Balance at end of year	$ 2,551	$ 2,210	$ 2,269

Stock based compensation

Expense is recognized for all awards of stock-based compensation by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any stock options, restricted or deferred shares or restricted stock units ultimately forfeited because the recipients fail to meet vesting requirements. The Company accounts for forfeitures as they occur, rather than estimating expected forfeitures. Refer to Note 12 – Stock based Compensation to the consolidated financial statements for additional details.

Foreign Currency Translation

Assets and liabilities of the Company's operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of Accumulated other comprehensive loss within Equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in Other (expense) income, net.

Fair Value

The carrying value of Cash and cash equivalents, Accounts receivable and Accounts payable approximates fair value based on the short-term nature of these instruments. The carrying value of long term debt, including the current portion, approximates fair value as the variable interest rates approximate rates available to other market participants with comparable credit risk and interest rates as of December 31, 2025 were approximately the same as interest rates at the time the fixed rate agreement was entered. The Company does not recognize any non-financial assets at fair value.

Derivative Financial Instruments

The Company uses interest rate swap agreements to partially reduce risks related to floating rate financing agreements that are subject to changes in the market rate of interest. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. The Company's interest rate swap agreements and its variable rate financings are predominately based upon an Adjusted Term SOFR Rate. For cash flow hedges, the Company formally assesses, both at inception and on a quarterly basis thereafter, whether the designated derivative instrument is highly effective in offsetting changes in cash flows of the hedged item. Changes in the fair value of interest rate swap agreements that are effective as hedges are recorded in Accumulated other comprehensive income (AOCI). Deferred gains or losses are reclassified from AOCI to the Consolidated Statements of Operations in the same period as the gains or losses from the underlying transactions are recorded and are generally recognized in interest expense. The Company discontinues hedge accounting prospectively when the derivative is not highly effective as a hedge, the underlying hedged transaction is no longer probable, or the hedging instrument expires, or is sold, terminated or exercised.

Cash flows from hedging activities are reported in the Consolidated Statements of Cash Flows in the same classification as the hedged item, generally as a component of cash flows from operations.

New Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standard Updates ("ASUs") issued by the Financial Accounting Standards Board ("FASB"). All recently issued ASUs were assessed and determined either to be not applicable or are expected to have minimal impact on the Company's Consolidated Financial Statements.

The FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard is intended to enhance the transparency and decision usefulness of income tax disclosures. This amendment modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold, (2) the amount of income taxes paid, net of refunds received, disaggregated by federal, state, and foreign taxes, as well as individual jurisdictions in which income taxes paid is equal to or greater than 5 percent of total income taxes paid, (3) the income or loss from continuing operations before income tax expense or benefit disaggregated between domestic and foreign, and (4) income tax expense or benefit from continuing operations disaggregated by federal, state and foreign. The Company adopted ASU 2023-09 retrospectively during the year ended December 31, 2025. See Note - 7 Income Taxes in the accompanying notes to the consolidated financial statements.

The FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The standard is intended to enhance the transparency of business expenses in commonly presented expense captions. This amendment requires entities to disclose the following amounts in each relevant income statement expense caption (1) purchases of inventory, (2) employee compensation, (3) depreciation, and (4) intangible asset amortization. Entities are also required to disclose the total amount of selling expense and the entities definition of selling expenses. The standard is effective for annual periods beginning after December 15, 2026. The standard should be applied on a prospective basis, while retrospective application is permitted. The Company is evaluating the impact of the standard on the Company's financial disclosures.

Note 2 - Revenue

Disaggregation of Revenue

The following tables disaggregate total net sales by end market and geographic location:

End Market	2025	2024	2023
Industrial	$ 139,624	$ 131,479	$ 136,978
Fire	128,070	121,418	143,551
Agriculture	84,643	82,224	83,053
Construction	75,727	85,149	86,996
Municipal	103,457	100,019	78,528
Petroleum	25,653	24,188	23,168
OEM	45,202	40,343	37,708
Repair parts	80,013	74,847	69,529
Total net sales	$ 682,389	$ 659,667	$ 659,511

Geographic Location	2025	2024	2023
United States	$ 518,165	$ 491,516	$ 497,387
Foreign countries	164,224	168,151	162,124
Total net sales	$ 682,389	$ 659,667	$ 659,511

International sales represented approximately 24% of total net sales for 2025, 25% for 2024 and 25% for 2023, and were made to customers in many different countries around the world.

On December 31, 2025, the Company had $244.0 million of remaining performance obligations, also referred to as backlog. The Company expects to recognize as revenue substantially all of its remaining performance obligations within one year.

The Company's contract assets and liabilities as of December 31, 2025 and 2024 were as follows:

	2025	2024
Contract assets	$ 634	$ 390
Contract liabilities	$ 7,658	$ 6,840

Revenue recognized for the year ended December 31, 2025 that was included in the contract liability balance at December 31, 2024 was $6.7 million. Revenue recognized for the year ended December 31, 2024 that was included in the contract liability balance at December 31, 2023 was $11.0 million.

Note 3 – Inventories

LIFO inventories are stated at the lower of cost or market and all other inventories are stated at the lower of cost or net realizable value. Replacement cost approximates current cost and the excess over LIFO cost was approximately $104.6 million and $100.2 million at December 31, 2025 and 2024, respectively. Allowances for excess and obsolete inventory totaled $7.3 million at December 31, 2025 and $6.8 million at December 31, 2024.

Pre-tax LIFO expense was $4.4 million, $5.1 million, and $6.9 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Inventories are comprised of the following:

	2025		2024	
Raw materials and in-process	$	26,312	$	31,128
Finished parts		54,220		54,007
Finished products		15,925		14,070
Total net inventories	$	96,457	$	99,205

Note 4 – Financing Arrangements

Debt consisted of:

	2025		2024	
Senior Secured Credit Agreement	$	280,750	$	340,750
Credit Facility		-		-
6.40% Note Agreement		30,000		30,000
Total debt		310,750		370,750
Unamortized discount and debt issuance fees		(3,219)		(4,153)
Total debt, net		307,531		366,597
Less: current portion of long-term debt		(23,125)		(18,500)
Total long-term debt, net	$	284,406	$	348,097

Maturities of long-term debt in the next five fiscal years, and the remaining years thereafter, are as follows:

2026		2027		2028		2029		2030		Thereafter		Total
$ 23,125	$	32,375	$	37,000	$	188,250	$	-	$	30,000	$	310,750

Amended and Restated Senior Secured Credit Agreement

On May 31, 2024, the Company entered into an Amended and Restated Senior Secured Credit Agreement (the "Amended and Restated Senior Credit Agreement") with several lenders, which amended, extended, and restated the Company's existing Senior Secured Credit Agreement, dated as of May 31, 2022. The Amended and Restated Senior Credit Agreement provides for a term loan facility in an aggregate principal amount of $370 million (the "Senior Term Loan Facility"), a revolving credit facility in an aggregate principal amount of up to $100 million (the "Credit Facility"), a letter of credit sub-facility in the aggregate available amount of up to $30 million, as a sublimit of the Credit Facility, and a swing line sub-facility in the aggregate available amount of up to $20 million, as a sublimit of the Credit Facility. The obligations of the Company under the Amended and Restated Senior Credit Agreement are secured by a first priority lien on substantially all of its personal property, and guaranteed by certain of the Company's direct, wholly-owned subsidiaries (the "Guarantors"), which guarantees are secured by a first priority lien in substantially all of the Guarantors' personal property.

The Amended and Restated Senior Credit Agreement has a maturity date of May 31, 2029, with the Senior Term Loan Facility requiring quarterly installment payments commencing on September 30, 2024 and continuing on the last day of each consecutive December, March, June and September thereafter.

At the option of the Company, borrowings under the Senior Term Loan Facility and under the Credit Facility bear interest at either a base rate or at an Adjusted Term SOFR Rate (as defined in the Amended and Restated Senior Credit Agreement), plus the applicable margin, which ranges from 0.5% to 1.25% for base rate loans and 1.50% to 2.25% for Adjusted Term SOFR Rate loans. The applicable margin is based on the Company's total leverage ratio. At December 31, 2025, the applicable interest rate under the Amended and Restated Senior Secured Credit Agreement was Adjusted Term SOFR plus 2.00%, or 5.8%.

The Amended and Restated Senior Credit Agreement requires the Company to maintain a consolidated total net leverage ratio not to exceed 4.50 to 1.00 for each of the four consecutive fiscal quarter periods ending June 30, 2024 and September 30, 2024, decreasing to 4.25 to 1.00 for each of the four consecutive quarters ending December 31, 2024 and

March 31, 2025, decreasing to 4.00 to 1.00 for each of the four consecutive fiscal quarter periods ending June 30, 2025 and September 30, 2025, and decreasing to 3.50 to 1.00 for the four consecutive fiscal quarter periods ending December 31, 2025 and each of the four consecutive fiscal quarter periods ending thereafter.

The Amended and Restated Senior Credit Agreement requires the Company to maintain an interest coverage ratio of not less than 3.00 to 1.00 for any four consecutive fiscal quarter period.

The Amended and Restated Senior Credit Agreement contains customary affirmative and negative covenants, including among others, limitations on the Company and its subsidiaries with respect to the incurrence of liens and indebtedness, dispositions of assets, mergers, transaction with affiliates, and the ability to make or pay dividends in excess of certain thresholds.

The Amended and Restated Senior Credit Agreement also contains customary provisions requiring certain mandatory prepayments, including, among others, prepayments of the net cash proceeds from any non-ordinary course sale of assets, and net cash proceeds of any non-permitted indebtedness.

6.40% Note Agreement

On May 31, 2024, the Company entered into a Note Agreement (the "6.40% Note Agreement") whereby the Company issued $30.0 million aggregate principal amount of 6.40% senior secured notes (the "6.40% Notes"). The Company's obligations under the 6.40% Notes are secured by a first priority lien on substantially all of its personal property, and guaranteed by each of the Guarantors, which guarantees are secured by a first priority lien in substantially all of the Guarantors' personal property. The liens granted under the 6.40% Notes are equal in priority to those granted pursuant to the Amended and Restated Senior Credit Agreement.

The 6.40% Note Agreement has a maturity date of May 31, 2031 and interest is payable semiannually on the last day of May and November in each year.

The 6.40% Note Agreement includes representations, warranties, covenants and events of default, substantially consistent with those contained in the Amended and Restated Senior Credit Agreement.

Subordinated Credit Agreement

On May 31, 2024, using the proceeds from the upsized Amended and Restated Senior Secured Credit Agreement and the issuance of the 6.40% Notes, as well as approximately $10.0 million of cash on hand, the Company repaid in full all outstanding indebtedness and terminated all commitments and obligations under its unsecured subordinated credit agreement (the "Subordinated Credit Agreement"), dated as of May 31, 2022.

The Company's payment to the lenders under the Subordinated Credit Agreement was approximately $91.8 million, which included a make-whole payment of approximately $1.8 million. This amount satisfied all of the Company's obligations under the Subordinated Credit Agreement, which would have matured on December 1, 2027.

Other

In 2024, the Company expensed $1.3 million of transaction related fees and recorded a non-cash charge of $4.4 million to write-off unamortized previously deferred transaction fees related to both the Subordinated Credit Agreement and a portion of the existing Senior Term Loan Facility.

In 2024, the Company incurred total issuance costs of approximately $0.7 million related to the Amended and Restated Senior Secured Credit Agreement and the 6.40% Note Agreement. These costs are being amortized to interest expense over the respective terms.

Total cash interest paid was $22.2 million in 2025, $33.6 million in 2024, and $35.9 million in 2023.

The Company was in compliance with all debt covenants as of December 31, 2025, 2024 and 2023.

Interest Rate Derivatives

In 2022, the Company entered into interest rate swaps that hedge interest payments on its Senior Term Loan Facility. All swaps have been designated as cash flow hedges. The following table summarizes the notional amounts, related rates and remaining terms of interest swap agreements as of December 31:

	Notional Amount		Average Fixed Rate		Term
	2025	2024	2025	2024	
Interest rate swaps	$ 135,625	$ 150,938	4.1%	4.1%	Extending to May 2027

The fair value of the Company's interest rate swaps was a payable of $1.3 million as of December 31, 2025 and a payable of $0.1 million as of December 31, 2024. The fair value was based on inputs other than quoted prices in active markets for identical assets that are observable either directly or indirectly and therefore considered level 2. The mark-to-market effect of interest rate swap agreements that are considered effective as hedges has been included in Accumulated other comprehensive loss. The interest rate swap agreements held by the Company on December 31, 2025 are expected to continue to be effective hedges.

The following table summarizes the fair value of derivative instruments as of December 31, as recorded in the Consolidated Balance Sheets:

	2025	2024
Current Assets:		
Prepaid and Other	$ -	$ 70
Current liabilities:		
Accrued expenses	(847)	-
Long-term liabilities:		
Other long-term liabilities	(430)	(204)
Total derivatives	$ (1,277)	$ (134)

The following table summarizes total gains (losses) recognized on derivatives in Accumulated Other Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives		
	2025	2024	2023
Interest rate swaps	$ (854)	$ 3,058	$ 1,039

The effects of derivative instruments on the Company's Consolidated Statements of Results of Operations for the years ended December 31, 2025, 2024 and 2023 are as follows:

Location of Gain (Loss) Reclassed from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassed from AOCI into Income (Effective Portion)		
	2025	2024	2023
Interest expense	$ 289	$ 1,791	$ 1,630

Note 5 – Leases

The Company is currently a lessee under a number of operating leases and finance leases for certain offices, manufacturing facilities, land, office equipment and automobiles, none of which are material to its operations. The Company's leases generally have remaining lease terms of 1 year to 5 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within one year. The Company entered into 20 year lease agreement for a commercial and industrial building in Lenexa, Kansas to replace its existing building in 2023. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Further, the leases do not contain contingent rent provisions.

Supplemental information related to leases and the Company's Consolidated Financial Statements is as follows:

	2025		2024	
Components of lease costs:				
Operating lease costs	$	2,425	$	2,385
Short-term lease costs		1,160		1,089
Finance lease costs		137		141
Total lease costs	$	3,722	$	3,615

	2025	2024
Weighted average remaining lease term (years):		
Operating leases	12.2	12.7
Finance leases	3.0	4.0
Weighted average discount rate:		
Operating leases	7.66%	7.62%
Finance leases	3.25%	3.25%

	December 31, 2025					
	Operating Leases		Financing Leases		Total Leases	
Other assets - right-of-use assets	$	18,297	$	370	$	18,667
Lease liabilities included in:						
Accrued expenses - current portion of lease liabilities	$	1,350	$	120	$	1,470
Other long-term liabilities - non-current portion of lease liabilities		18,270		260		18,530
Total lease liabilities	$	19,620	$	380	$	20,000

	December 31, 2024					
	Operating Leases		Financing Leases		Total Leases	
Other assets - right-of-use assets	$	18,998	$	490	$	19,488
Lease liabilities included in:						
Accrued expenses - current portion of lease liabilities	$	1,190	$	120	$	1,310
Other long-term liabilities - non-current portion of lease liabilities		18,780		380		19,160
Total lease liabilities	$	19,970	$	500	$	20,470

Maturities of lease liabilities as of December 31, are as follows:

	2025				2024	
2026	$	2,916	2025		$	2,774
2027		2,372	2026			2,536
2028		2,135	2027			1,996
2029		1,852	2028			1,919
2030		1,759	2029			1,709
Thereafter		26,123	Thereafter			27,828
Total lease payments		37,157	Total lease payments			38,762
Less: Interest		(17,157)	Less: Interest			(18,292)
Present value of lease liabilities	$	20,000	Present value of lease liabilities		$	20,470

Note 6 – Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

	Currency Translation Adjustments	Deferred Gain (Loss) on Cash Flow Hedging	Pension and OPEB Adjustments	Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2022	$ (10,619)	$ (617)	$ (13,238)	$ (24,474)
Reclassification adjustments	-	(1,630)	1,423	(207)
Current period benefit (charge)	931	1,039	(2,667)	(697)
Income tax benefit	-	139	302	441
Balance at December 31, 2023	(9,688)	(1,069)	(14,180)	(24,937)
Reclassification adjustments	-	(1,791)	1,424	(367)
Current period benefit (charge)	(3,024)	3,058	611	645
Income tax benefit	-	(301)	(483)	(784)
Balance at December 31, 2024	(12,712)	(103)	(12,628)	(25,443)
Reclassification adjustments	-	(289)	2,340	2,051
Current period benefit (charge)	5,764	(854)	(2,116)	2,794
Income tax benefit	-	276	(54)	222
Balance at December 31, 2025	$ (6,948)	$ (970)	$ (12,458)	$ (20,376)

Note 7 – Income Taxes

The components of Income before income taxes are:

	2025	2024	2023
United States	$ 57,687	$ 38,548	$ 34,763
Foreign countries	11,477	11,945	9,198
Total	$ 69,164	$ 50,493	$ 43,961

The components of income tax expense are:

	2025	2024	2023
Current expense:			
Federal	$ 2,633	$ 8,223	$ 6,735
Foreign	2,319	2,121	1,591
State and local	854	1,451	1,098
	$ 5,806	$ 11,795	$ 9,424
Deferred expense (benefit):			
Federal	$ 9,527	$ (1,476)	$ (206)
Foreign	(55)	87	196
State and local	869	(28)	(404)
	10,341	(1,417)	(414)
Income tax expense	$ 16,147	$ 10,378	$ 9,010

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is:

	2025 Amount	%	2024 Amount	%	2023 Amount	%
U.S. federal statutory tax rate	$ 14,524	21.0	$ 10,603	21.0	$ 9,232	21.0
State and local income taxes, net of federal tax benefit	1,361	2.0	1,124	2.2	548	1.2
Tax credits:						
Research and Development (R&D)	(589)	(0.9)	(576)	(1.1)	(618)	(1.4)
Other	-	-	(63)	(0.1)	(64)	(0.1)
Foreign tax effects	(146)	(0.2)	(300)	(0.6)	(145)	(0.3)
Effect of cross border tax laws:						
Foreign-derived intangible income	(42)	(0.1)	(542)	(1.1)	(504)	(1.1)
Other	449	0.7	99	0.2	375	0.9
Unrecognized tax benefits	136	0.2	19	-	(34)	(0.1)
Nontaxable or nondeductible items	496	0.7	14	-	196	0.4
Other	(42)	(0.1)	-	-	24	0.1
Income tax expense	$ 16,147	23.3	$ 10,378	20.6	$ 9,010	20.5

In 2025, California, Georgia, Kansas, and the City of Mansfield made up the majority of the state and local income taxes, net of federal effect category. In 2024, Illinois, Minnesota, Pennsylvania, Texas and the City of Mansfield made up the majority of the state and local income taxes, net of federal effect category. In 2023, Florida, Illinois, Louisiana, Texas, and the City of Mansfield made up the majority of the state and local income taxes, net of federal effect category.

Income taxes paid consist of:

	2025
Federal	$ 4,800
Foreign:	
Africa	471
Canada	772
Ireland	569
Other	413
State and local	1,406
Total taxes paid	$ 8,431

Deferred income tax assets and liabilities consist of:

	December 31,			
	2025		**2024**	
Deferred tax assets:				
Inventories	$	1,205	$	1,392
Accrued liabilities		3,193		3,390
Postretirement health benefits obligation		6,244		5,526
Pension obligation		1,009		1,351
Lease liabilities		4,814		4,861
Capitalized R&D		1,552		3,124
Interest		9,837		12,884
Other		1,565		1,190
Total deferred tax assets		29,419		33,718
Valuation allowance		(495)		(420)
Net deferred tax assets		28,924		33,298
Deferred tax liabilities:				
Depreciation and amortization		(33,892)		(27,935)
Leases - right of use assets		(4,493)		(4,627)
Total deferred tax liabilities		(38,385)		(32,562)
Net deferred tax assets (liabilities)	$	(9,461)	$	736

The Company had state tax credit carryforwards of $0.4 million as of both December 31, 2025 and 2024, which will expire incrementally between 2026 and 2037.

The Company had valuation allowances of $0.5 million at December 31, 2025 and $0.4 million at December 31, 2024, against certain of its deferred tax assets. ASC 740, Income Taxes, requires that a valuation allowance be recorded against deferred tax assets when it is more likely than not that some or all of a Company's deferred tax assets will not be realized based on available positive and negative evidence.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2025		**2024**		**2023**	
Balance at beginning of year	$	729	$	704	$	754
Additions based on tax positions related to the current year		1,139		217		180
Additions based on tax positions related to the prior year		1,621		-		-
Reductions due to lapse of applicable statute of limitations		(109)		(192)		(230)
Balance at end of year	$	3,380	$	729	$	704

Total unrecognized tax benefits were $3.4 million at December 31, 2025 and $0.7 million at December 31, 2024. The total amount of unrecognized tax benefits that, if ultimately recognized, would reduce the Company's annual effective tax rate were $0.7 million at December 31, 2025 and $0.6 million at December 31, 2024.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $0.3 million for the payment of interest and penalties at December 31, 2025, and $0.2 million at each of December 31, 2024 and 2023.

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2020.

Note 8 – Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan ("GR Plan") covering certain domestic employees. Benefits are based on each covered employee's years of service and compensation. The GR Plan is funded in conformity with the funding requirements of applicable U.S. regulations. The GR Plan was closed to new participants effective January 1, 2008. Employees hired after this date, in eligible locations, participate in an enhanced 401(k) plan instead of the defined benefit pension plan. Employees hired prior to this date continue to accrue benefits.

Additionally, the Company sponsors defined contribution pension plans made available to all domestic and Canadian employees. Total contributions to the plans were $5.1 million for 2025, $4.8 million for 2024, and $4.3 million for 2023.

The Company also sponsors a non-contributory defined benefit postretirement health care plan that provides medical benefits to certain domestic and Canadian retirees and eligible spouses and dependent children. The Company funds the cost of these benefits as incurred. For measurement purposes, and based on maximum benefits as defined by the plan, a 5.3% annual rate of increase in the per capita cost of covered health care benefits for all retirees was assumed in estimating the projected postretirement benefit obligation at December 31, 2025, which is expected to remain constant going forward. A 5.0% percent annual rate of increase was assumed in estimating the projected benefit obligation at December 31, 2024 and in calculating 2025 periodic benefit cost.

The Company recognizes the obligations associated with its defined benefit pension plan and defined benefit postretirement health care plan in its Consolidated Financial Statements. The following table presents the plans' funded status as of the measurement date, December 31, reconciled with amounts recognized in the Company's Consolidated Balance Sheets:

	Pension Plan		Postretirement Plan	
	2025	2024	2025	2024
Accumulated benefit obligation at end of year	$ 50,506	$ 49,918	$ 26,395	$ 23,758
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$ 61,759	$ 62,149	$ 23,758	$ 24,276
Service cost	1,817	1,998	807	851
Interest cost	2,981	2,737	1,243	1,123
Plan Changes	-	-	-	(394)
Settlement	(552)	(1)	-	-
Benefits paid	(266)	(2,589)	(1,782)	(2,084)
Settlement Payments	(5,245)	(455)	-	-
Effect of foreign exchange	-	-	12	(23)
Actual expenses	(150)	(150)	-	-
Actuarial (gain)/loss	2,098	(1,930)	2,357	9
Benefit obligation at end of year	$ 62,442	$ 61,759	$ 26,395	$ 23,758
Change in plan assets:				
Plan assets at beginning of year	$ 55,130	$ 50,649	$ -	$ -
Actual return on plan assets	5,124	2,586	-	-
Employer contributions	2,700	5,089	1,781	2,084
Benefits paid	(266)	(2,589)	(1,781)	(2,084)
Settlement Payments	(5,245)	(455)	-	-
Actual expenses	(150)	(150)	-	-
Plan assets at end of year	$ 57,293	$ 55,130	-	-
Funded status at end of year	$ (5,149)	$ (6,629)	$ (26,395)	$ (23,758)

	Pension Plan		Postretirement Plan	
	2025	2024	2025	2024
Amounts recognized in the Consolidated Balance Sheets consist of:				
Current liabilities	$ -	$ -	$ (1,592)	$ (1,580)
Noncurrent liabilities	(5,149)	(6,629)	(24,803)	(22,178)
Total assets (liabilities)	$ (5,149)	$ (6,629)	$ (26,395)	$ (23,758)
Amounts recognized in Accumulated other comprehensive loss consist of:				
Net actuarial loss	$ 13,876	$ 16,559	$ 2,712	$ 252
Deferred tax (benefit) expense	(3,556)	(4,202)	(574)	19
After tax actuarial loss	$ 10,320	$ 12,357	$ 2,138	$ 271

Components of net periodic benefit cost:

	2025	2024	2023
Pension Plan			
Service cost	$ 1,817	$ 1,998	$ 2,180
Interest cost	2,981	2,737	2,652
Expected return on plan assets	(3,270)	(3,450)	(2,695)
Recognized actuarial loss	1,210	1,455	1,461
Settlement loss	1,166	-	-
Net periodic benefit cost	$ 3,904	$ 2,740	$ 3,598
Other changes in pension plan assets and benefit obligations recognized in other comprehensive loss:			
Net (gain) loss	(2,683)	(2,524)	822
Total expense recognized in net periodic benefit cost and other comprehensive income	$ 1,221	$ 216	$ 4,420
Postretirement Plan			
Service cost	$ 807	$ 851	$ 835
Interest costs	1,243	1,123	1,196
Prior service cost recognition	(75)	(75)	(995)
Recognized actuarial loss (gain)	(36)	(31)	(38)
Net periodic benefit cost	$ 1,939	$ 1,868	$ 998
Other changes in postretirement plan assets and benefit obligations recognized in other comprehensive loss:			
Net loss (gain)	$ 2,468	$ (279)	$ 1,114
Total expense (benefit) recognized in net periodic benefit cost and other comprehensive income	$ 4,407	$ 1,589	$ 2,112

The components of net periodic benefit cost other than the service cost component are included in Other income (expense), net in the Consolidated Statements of Income.

In 2025, the Company recorded pre-tax non-cash pension settlement charges of $1.2 million driven by lump-sum distributions discussed above. These charges were the result of lump-sum payments to retirees which exceeded the GR Plan's actuarial service and interest cost thresholds. There was no pension settlement charges recorded in 2024 or 2023.

The prior service cost is amortized on a straight-line basis over the average estimated remaining service period of active participants. The unrecognized actuarial gain or loss in excess of the greater of 10% of the benefit obligation or the market value of plan assets is also amortized on a straight-line basis over the average estimated remaining service period of active participants.

	Pension Plan		Postretirement Plan	
	2025	**2024**	**2025**	**2024**
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	5.02%	5.32%	5.11%	5.41%
Rate of compensation increase	3.50%	3.50%	-	-
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:				
Discount rate	5.02%	4.69%	5.41%	4.86%
Expected long-term rate of return on plan assets	6.50%	7.20%	-	-
Rate of compensation increase	3.50%	3.50%	-	-

To enhance the Company's efforts to mitigate the impact of the GR Plan on its financial statements, the Company utilizes a liability driven investing model to more closely align assets with liabilities based on when the liabilities are expected to come due. Currently, based on 2025 funding levels, equities may comprise between 5% and 35% of the GR Plan's market value. Fixed income investments may comprise between 49% and 70% of the GR Plan's market value. Alternative investments may comprise between 3% and 13% of the GR Plan's market value. Cash and cash equivalents (including all senior debt securities with less than one year to maturity) may comprise between 0% and 20% of the GR Plan's market value.

Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology. Level 1 assets are based on unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets. Level 2 assets are valued at inputs other than quoted prices in active markets for identical assets that are observable either directly or indirectly for substantially the full term of the assets. Level 3 assets are valued based on unobservable inputs for the asset (i.e., supported by little or no market activity). These inputs include management's own assessments about the assumptions that market participants would use in pricing assets (including assumptions about risk). The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables set forth by asset class the fair value of plan assets for the years ended December 31, 2025 and 2024:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Plan Assets at December 31, 2025**
Equity	$ 14,525	$ -	$ -	$ 14,525
Fixed income	10,970	20,376	-	31,346
Mutual funds	4,308	-	-	4,308
Money funds and cash	7,113	-	1	7,114
Total fair value of Plan assets	$ 36,916	$ 20,376	$ 1	$ 57,293

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Plan Assets at December 31, 2024
Equity	$ 14,262	$ -	$ -	$ 14,262
Fixed income	10,458	18,608	-	29,066
Mutual funds	3,529	-	-	3,529
Money funds and cash	8,272	-	1	8,273
Total fair value of Plan assets	$ 36,521	$ 18,608	$ 1	$ 55,130

Contributions

The Company expects to contribute up to $2.9 million to the GR Plan in 2026.

Expected future benefit payments

The following benefit payments are expected to be paid as follows based on actuarial calculations:

	2026	2027	2028	2029	2030	Thereafter
Pension	$ 10,186	$ 3,344	$ 3,959	$ 4,345	$ 5,237	$ 31,120
Postretirement	1,632	1,691	1,806	1,905	2,134	13,210

For measurement purposes and based on maximum benefits as defined by the GR Plan, a 5.0% annual rate of increase in the per capita cost of covered health care benefits for all retirees was assumed as of December 31, 2025 and 5.1% in 2024 and is expected to remain constant going forward.

A one percentage point change in the assumed rate of return on the GR Plan assets is estimated to have an approximate $0.5 million effect on net periodic benefit cost. Additionally, a one percentage point increase in the discount rate is estimated to have a $1.2 million decrease in net periodic benefit cost, while a one percentage point decrease in the discount rate is estimated to have a $1.5 million increase in net periodic benefit cost.

Note 9 – Goodwill and Other Intangible Assets

Changes in the carrying value of goodwill and other intangible asset during 2025:

Historical Cost of Intangible Assets	December 31, 2024	Foreign Currency	December 31, 2025
Customer relationships	$ 208,523	$ 151	$ 208,674
Technology and drawings	46,539	16	46,555
Other intangibles	1,997	-	1,997
Total finite-lived intangible assets	257,059	167	257,226
Trade names	13,224	3	13,227
Goodwill	257,554	418	257,972
Total	$ 527,837	$ 588	$ 528,425

The major components of Goodwill and other intangible assets are:

	2025		2024	
	Historical Cost	**Accumulated Amortization**	**Historical Cost**	**Accumulated Amortization**
Finite-lived intangible assets:				
Customer relationships	$ 208,674	$ 43,768	$ 208,523	$ 33,533
Technology and drawings	46,555	12,621	46,539	10,325
Other intangibles	1,997	1,998	1,997	1,997
Total finite-lived intangible assets	257,226	58,387	257,059	45,855
Trade names and trademarks	13,227	-	13,224	-
Goodwill	257,972	-	257,554	-
Total	$ 528,425	$ 58,387	$ 527,837	$ 45,855

Amortization of intangible assets was $12.4 million, $12.4 million and $12.6 million in 2025, 2024 and 2023, respectively. The following table summarizes the future estimated amortization expense relating to our intangible assets as of December 31, 2025 (in thousands):

2026	2027	2028	2029	2030	Thereafter	Total
$ 12,318	$ 12,281	$ 12,255	$ 12,255	$ 12,215	$ 137,515	$ 198,839

For 2025, the Company used a quantitative analysis for the annual goodwill impairment testing as of October 1 for its National and Fill-Rite reporting units. The fair values of these reporting units was estimated using both a discounted cash flow model and a market-based approach. The discounted cash flow model considered forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows were based on the Company's long-term operating plan and a terminal value was used to estimate the cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market holders of a business enterprise. The market-based approach considers market prices of corporations engaged in the same or similar line of business. These analyses require the exercise of significant judgments, including judgments about appropriate discount rate, discrete revenue growth rates, expected long term growth rate, and profitability assumptions. Sensitivity analyses were performed around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values.

The results of these goodwill impairment tests indicated that no impairment existed at National or Fill-Rite. The Company's annual impairment analysis performed as of October 1, 2025 concluded that the fair value of National and Fill-Rite exceeded carrying value by 22% and 6%, respectively. Sensitivity analyses were performed for the National and Fill-Rite reporting units using a discounted cash flow model, assuming a hypothetical 50 basis point decrease in the expected long-term growth rate or a hypothetical 50 basis point increase in the weighted average cost of capital, and both scenarios independently yielded estimated fair values above carrying value for both the National and Fill-Rite reporting units. If National or Fill-Rite fails to experience growth or revises its long-term projections downward, they could be subject to impairment charges in the future. Goodwill relating to the National reporting unit is $13.6 million, or 1.6% of the Company's December 31, 2025 total assets and goodwill relating to the Fill-Rite reporting unit is $230.7 million, or 26.8% of the Company's December 31, 2025 total assets.

For 2025, for all other reporting units, the Company used a qualitative analysis for goodwill impairment testing as of October 1. This qualitative assessment included consideration of current industry and market conditions and circumstances as well as any mitigating factors that would most affect the fair value of the Company and these reporting units. Based on the assessment and consideration of the totality of the facts and circumstances, including the business environment in the fourth quarter of 2025, the Company determined that it was not more likely than not that the fair value of the Company or these reporting units is less than their respective carrying amounts. As such, no goodwill impairments for these reporting units were recorded for the year ended December 31, 2025.

Other indefinite-lived intangible assets primarily consist of trademarks and trade names. The fair value of these assets is also tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value. The fair value of these assets is determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2025 and 2024 the fair value of all indefinite lived intangible assets exceeded the respective carrying values.

Finite-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows estimated to be generated by such assets. The Company was not aware of any events or changes in circumstances that indicate the carrying value of its finite-lived intangible assets may not be recoverable.

Note 10 – Business Segment Information

The Company operates in one business segment comprising the design, manufacture and sale of pumps and pump systems. The Company's products are used in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire suppression, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications.

The pumps and pump systems are marketed in the United States and worldwide through a broad network of distributors, through manufacturers' representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. International sales are made primarily through foreign distributors and representatives.

The Company's chief operating decision maker ("CODM") is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated operating income and net income to assess financial performance and allocate resources. These financial metrics are used by the CODM to make key operating decisions, such as the allocation of capital between reinvestment in the business, the payment of dividends, paying down debt, and/or acquisitions. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The following table presents selected financial information with respect to the Company's single operating segment for the years ended December 31, 2025, 2024 and 2023:

	2025	**2024**	**2023**
Net sales	$ 682,389	$ 659,667	$ 659,511
Less			
Cost of material	329,137	315,240	328,731
Labor	85,362	82,012	78,898
Overhead	58,743	58,087	55,629
Selling	48,212	48,908	45,212
General and administrative	53,204	51,598	51,448
Amortization expense	12,368	12,379	12,552
Operating income	95,363	91,443	87,041
Other income (expense):			
Interest expense	(23,396)	(33,621)	(41,273)
Other income (expense)	(2,803)	(7,329)	(1,807)
Income before income taxes	69,164	50,493	43,961
Income taxes	16,147	10,378	9,010
Net income	$ 53,017	$ 40,115	$ 34,951

The Company sells to approximately 140 countries around the world. The Company attributes revenues to individual countries based on the customer location to which finished products are shipped. The following tables disaggregate total net sales by geographic location:

Geographic Location	2025	2024	2023
United States	$ 518,165	$ 491,516	$ 497,387
Foreign Countries	164,224	168,151	162,124
Total net sales	$ 682,389	$ 659,667	$ 659,511

As of the years ending December 31, 2025 and 2024, 88.5% and 90.2%, respectively, of the Company's long-lived assets were located in the United States. For the years ended December 31, 2025 and 2024, no individual foreign country held more than 10% of consolidated long-lived assets nor was responsible for more than 10% of consolidated revenue.

Note 11 – Common Share Repurchases

During the years ended December 31, 2025 and 2024, the Company repurchased 30,371 and 7,348 shares for $1.2 million and $0.3 million, respectively, in the surrender of common shares to cover taxes in connection with the vesting of stock awards. The shares repurchased to cover taxes were not part of the share purchase program. As of December 31, 2025, the Company had $48.1 million available for repurchase under the share repurchase program.

Note 12 – Stock Based Compensation

On April 25, 2024, the shareholders of the Company approved the 2024 Omnibus Incentive Plan ("2024 Plan"), which replaced the 2015 Omnibus Incentive Plan ("2015 Plan") and 2016 Non-Employee Directors' Compensation Plan (the "Directors' Plan"). The 2024 Incentive Plan reserves for issuance under equity awards 800,000 common shares together with the 424,771 shares and the 14,500 shares that were then-remaining available under the 2015 Plan and the Directors' Plan, respectively, at the time the 2024 Plan was approved. Under the 2024 Plan, the Company is authorized to grant restricted stock, restricted stock units, performance-based awards, stock options, stock appreciation rights, and other share based awards. At December 31, 2025, there were 1,074,463 common shares available for future grant under the 2024 Plan.

Restricted Stock Units ("RSUs") and Performance Share Units ("PSUs")

The Company has awarded Restricted Stock Units ("RSU's) and Performance Stock Units ("PSU's") under the Plans. The following table summarizes RSU and PSU activity for the year ended December 31, 2025 under all Plans:

	Number of Units	Weighted Average Fair Value
Balance at beginning of the year	326,434	$ 33.47
Units granted	148,254	$ 38.32
Units vested	(97,802)	$ 35.46
Units forfeited	(66,464)	$ 36.15
Balance at the end of year	310,422	$ 34.58

The number of shares outstanding in the table above for PSUs with remaining performance obligations are presented at the maximum payout level.

RSUs are valued at the closing market price of the Company's common shares on the grant date. The majority of RSUs vest in annual installments over a period of three years. The Company issues common shares from treasury upon the vesting of RSUs. The remaining weighted average vesting period of all non-vested RSUs is 0.7 years as of December 31, 2025.

PSUs are valued at the closing market price of the Company's common shares on the grant date. PSUs vest after three years in amounts determined based on the Company's achievement of appropriate performance metrics over a twoyear performance period. The Company issues common stock from treasury upon the vesting of PSUs. The remaining weighted average vesting period of all non-vested PSUs is 1.0 years as of December 31, 2025.

Stock-Based Compensation Expense

Expense is recognized for all awards of stock-based compensation by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any RSUs or PSUs ultimately forfeited because recipients fail to meet vesting requirements. The Company recognized stock based compensation expense of $3.6 million, $4.0 million, and $3.3 million for the year ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, total unrecognized stock-based compensation expense related to non-vested RSUs and PSUs was $3.7 million, which is expected to be recognized over a weighted average period of approximately 1.4 years.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The Company's disclosure controls and procedures are also designed to ensure that information required to be disclosed in Company reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including the principal executive officer and the principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision and with the participation of the Company's management, including the principal executive officer and the principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report on Form 10-K. Based on the evaluation, the principal executive officer and the principal financial officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and affected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO Criteria).

Based on its evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

The independent registered public accounting firm of Ernst & Young LLP that has audited the consolidated financial statements included in this annual report on Form 10-K, has also issued an attestation report on the Company's internal control over financial reporting as of December 31, 2025. This report is included on the following page.

/s/ Scott A. King
Scott A. King
President and Chief Executive Officer

/s/ James C. Kerr
James C. Kerr
Executive Vice President and Chief Financial Officer

March 2, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Gorman-Rupp Company

Opinion on Internal Control Over Financial Reporting

We have audited The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, The Gorman-Rupp Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated March 2, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 2, 2026

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the last fiscal quarter of the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2025, no director or officer of the Company adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading agreement, each as defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Attention is directed to the sections captioned "Election of Directors," "Board of Directors and Board Committees," "Audit Committee Report," "Beneficial Ownership of Shares," "Delinquent Section 16(a) Reports" and "Insider Trading Policies and Procedures" in the Company's definitive Notice of 2026 Annual Meeting of Shareholders and related Proxy Statement (as filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K), which are incorporated herein by this reference.

With respect to Executive Officers, attention is directed to Part I of this Form 10-K.

The Company has adopted a Code of Ethics that applies to its Directors, officers and all employees. The Code of Ethics is set forth as an exhibit to this Form 10-K. In addition, the Code of Ethics is posted on the Company's website accessible through its Internet address of www.gormanrupp.com (under the heading "Governance & Leadership" and the sub-heading "Governance Documents"), including any amendments.

ITEM 11.   EXECUTIVE COMPENSATION

Attention is directed to the sections "Board of Directors and Board Committees," "Executive Compensation," "Compensation Discussion and Analysis," "Pension Benefits," "Summary Compensation Table," "Grants of Plan Based Awards," "Outstanding Equity Awards at December 31, 2025," "Stock Vested During Fiscal Year 2025," "Post-Employment Value of Equity Incentive Compensation," "Non-Employee Director Compensation," "Risk Oversight," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," and "CEO Pay Ratio" in the Company's definitive Notice of 2026 Annual Meeting of Shareholders and related Proxy Statement (as filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K), which are incorporated herein by this reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Attention is directed to the section "Beneficial Ownership of Shares" and "Election of Directors" in the Company's definitive Notice of 2026 Annual Meeting of Shareholders and related Proxy Statement (as filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K), which are incorporated herein by this reference.

Equity Compensation Plan Information

The following table provides information as of December 31, 2025 about the Company's common shares that may be issued upon exercise of options, warrants and rights granted, and shares remaining available for issuance, under all of the Company's existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	-	$ -	1,074,463 (1)
Equity compensation plans not approved by shareholders	-	n/a	-
Total	-	$ -	1,074,463

(1) This amount reflects shares reserved for issuance pursuant to restricted stock unit and performance share awards outstanding at December 31, 2025. The amount of performance shares reserved, for purposes of this table, assumes the maximum amount of shares will be earned under such awards, even though the actual payout under such awards may be less than maximum.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Attention is directed to the section "Board of Directors and Board Committees" and "Related Party Transactions" in the Company's definitive Notice of 2026 Annual Meeting of Shareholders and related Proxy Statement (as filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K), which is incorporated herein by this reference. The Company has no relationships or transactions required to be reported by Item 404 of Regulation S-K.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Attention is directed to the section "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Company's definitive Notice of 2026 Annual Meeting of Shareholders and related Proxy Statement (as filed with the SEC pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K), which is incorporated herein by this reference. Information about aggregate fees billed to the Company by its independent registered public accounting firm, Ernst & Young LLP, Cleveland, Ohio (PCAOB ID No. 42) will be included in the above referenced section of the Company's definitive Notice of 2026 Annual Meeting of Shareholders and related Proxy Statement under the caption "Fees Paid to Auditors" and that information is incorporated herein by this reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) The Index to Consolidated Financial Statements of the Registrant under Item 8 of this Report is incorporated herein by reference as the list of Financial Statements required as part of this Report.

(2) All financial statement schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

(3) Exhibits — The exhibit list in the Exhibit Index is incorporated by reference as the list of exhibits required as part of this Report.

ANNUAL REPORT ON FORM 10-K

THE GORMAN-RUPP COMPANY

For the Year Ended December 31, 2025

EXHIBIT INDEX

Exhibit Number	Description
(3)(4)(a)	Amended Articles of Incorporation, as amended (A)
(3)(4)(b)	Amended Regulations (B)
(4)(a)	Description of Securities Registered Under the Exchange Act (C)
(10)(a)	Form of Indemnification Agreement (D)
(10)(b)	The Gorman-Rupp Company 2015 Omnibus Incentive Plan (E)#
(10)(c)	Form of Performance Share Grant Agreement under the 2015 Omnibus Incentive Plan (F)#
(10)(d)	Form of Restricted Stock Unit Grant Agreement under the 2015 Omnibus Incentive Plan (G)#
(10)(e)	The Gorman-Rupp Company 2024 Omnibus Incentive Plan (H)
(10)(f)	Form of Restricted Stock Unit Grant Agreement under the 2024 Omnibus Incentive Plan (I)
(10)(g)	Form of Performance Share Grant Agreement under the 2024 Omnibus Incentive Plan (J)
(10)(h)	Form of Director Restricted Stock Agreement under the 2024 Omnibus Incentive Plan (K)
(10)(i)	Amended and Restated Senior Secured Credit Agreement, dated as of May 31, 2024 (L)
(10)(j)	Pledge and Security Agreement, dated as of May 31, 2024 (M)
(10)(k)	Note Agreement, dated as of May 31, 2024 (N)
(10)(l)	Form of 6.40% Senior Secured Note Due May 31, 2031 (included as Exhibit A to the Note Agreement filed herewith as Exhibit 10(k))
(14)	Code of Ethics (O)
(19)	The Gorman-Rupp Company Insider Trading Policy (P)
(21)	Subsidiaries of the Company
(23)	Consent of Independent Registered Public Accounting Firm
(24)	Powers of Attorney
(31)(a)	Certification of Chief Executive Officer (Section 302 of the Sarbanes-Oxley Act of 2002)
(31)(b)	Certification of Chief Financial Officer (Section 302 of the Sarbanes-Oxley Act of 2002)
(32)	Certification Pursuant to 18 U. S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(97)	The Gorman-Rupp Company Clawback Policy (Q)
(101.INS)	XBRL Instance Document
(101.SCH)	XBRL Taxonomy Extension Schema Document
(101.CAL)	XBRL Taxonomy Extension Calculation Linkbase Document

(101.DEF)	XBRL Taxonomy Extension Definition Linkbase Document
(101.LAB)	XBRL Taxonomy Extension Label Linkbase Document
(101.PRE)	XBRL Taxonomy Extension Presentation Linkbase Document
(104)	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(A) Incorporated herein by this reference from Exhibit (3)(4)(a) of the Company's Annual Report on Form 10-K for the year ended December 31, 2015.
(B) Incorporated herein by this reference from Exhibit (3)(ii)(4) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.
(C) Incorporated herein by this reference from Exhibit (4)(a) of the Company's Annual Report on Form 10-K for the year ended December 31, 2024.
(D) Incorporated herein by this reference from Exhibit (10)(a) of the Company's Annual Report on Form 10-K for the year ended December 31, 2024.
(E) Incorporated herein by this reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 28, 2015.
(F) Incorporated herein by this reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 25, 2022.
(G) Incorporated herein by this reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed on February 25, 2022.
(H) Incorporated herein by this reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 30, 2024.
(I) Incorporated herein by this reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed on April 30, 2024.
(J) Incorporated herein by this reference from Exhibit 10.3 of the Company's Current Report on Form 8-K filed on April 30, 2024.
(K) Incorporated herein by this reference from Exhibit 10.4 of the Company's Current Report on Form 8-K filed on April 30, 2024.
(L) Incorporated herein by this reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on June 3, 2024.
(M) Incorporated herein by this reference from Exhibit (10)(j) of the Company's Annual Report on Form 10-K for the year ended December 31, 2024.
(N) Incorporated herein by this reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed on June 3, 2024.
(O) Incorporated herein by this reference from Exhibit (14) of the Company's Annual Report on Form 10-K for the year ended December 31, 2024.
(P) Incorporated herein by this reference from Exhibit (19) of the Company's Annual Report on Form 10-K for the year ended December 31, 2024.
(Q) Incorporated herein by this reference from Exhibit (97) of the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

\# Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GORMAN-RUPP COMPANY

*By: /s/ BRIGETTE A. BURNELL
        Brigette A. Burnell
        Attorney-In-Fact

Date: March 2, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

*SCOTT A. KING Scott A. King	President and Chief Executive Officer and Director (Principal Executive Officer)
*JAMES C. KERR James C. Kerr	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
*JEFFREY S. GORMAN Jeffrey S. Gorman	Chairman
*DONALD H. BULLOCK, JR. Donald H. Bullock Jr.	Director
*M. ANN HARLAN M. Ann Harlan	Director
*PAMELA A. HEMINGER Pamela A. Heminger	Director
*CHRISTOPHER H. LAKE Christopher H. Lake	Director
*SONJA K. MCCLELLAND Sonja K. McClelland	Director
*VINCENT K. PETRELLA Vincent K. Petrella	Director
*KENNETH R. REYNOLDS Kenneth R. Reynolds	Director

 * The undersigned, by signing her name hereto, does sign and execute this Annual Report on Form 10-K on behalf of The Gorman-Rupp Company and on behalf of each of the above-named Officers and Directors of The Gorman-Rupp Company pursuant to Powers of Attorney executed by The Gorman-Rupp Company and by each such Officer and Director and filed with the Securities and Exchange Commission.

March 2, 2026

By: /s/ BRIGETTE A. BURNELL
       Brigette A. Burnell
       Attorney-In-Fact

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Investor and Shareholder Information

Investor Information Contact

James C. Kerr
Executive Vice President &
Chief Financial Officer

Phone: (419) 755-1011
Fax: (419) 755-1263
Email: Jim.Kerr@gormanrupp.com

The SEC Annual Report Form 10-K is available free of charge by written request to Mr. Kerr at:

The Gorman-Rupp Company
P.O. Box 1217
Mansfield, Ohio 44901-1217

Internet Information

Information about the Company, its U.S. Securities and Exchange Commission filings and its products is available through its website at: **www.gormanrupp.com**

To Buy or Sell Stock

Stock cannot be purchased or sold directly through The Gorman-Rupp Company. Purchases and sales of the Company's stock generally are made through a Securities dealer or through the Direct Share Purchase and Sale Program offered through Broadridge Corporate Issuer Solutions, Inc.

In addition, employees of the Company may purchase shares through an Employee Stock Purchase Plan offered through monthly deductions from their paychecks.

Open Enrollment Dividend Reinvestment and Stock Purchase Plan

Broadridge Corporate Issuer Solutions, Inc. offers a convenient plan for investment in shares of common stock of The Gorman-Rupp Company. Investors may buy or sell common shares of The Gorman-Rupp Company through Broadridge Corporate Issuer Solutions, Inc.'s Direct Share Purchase and Sale Plan. Initial investments of $200 are required up to a maximum of $5,000 per month. Any subsequent investments may be made for a minimum of $50 (to a maximum of $5,000) per month.

For additional information, please contact The Gorman-Rupp Company, Attention: Corporate Secretary, for a copy of the Plan brochure, or call a customer service representative at Broadridge Corporate Issuer Solutions, Inc.

Phone: (844) 318-0130 or
         (720) 358-3598

Direct Dividend Deposit

Gorman-Rupp provides the opportunity to have your dividend directly deposited into your checking or savings account. Your dividend is available to you on the payment date.

For additional information, call a customer service representative at Broadridge Corporate Issuer Solutions, Inc.

Phone: (844) 318-0130 or
         (720) 358-3598

Annual Meeting

Annual Meeting of Shareholders of The Gorman-Rupp Company will be held in a virtual meeting format only via webcast on Thursday, April 23, 2026 at 10:00 a.m., Eastern Daylight Time.

Transfer Agent and Registrar

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, New York 11717
Phone: (844) 318-0130 or
         (720) 358-3598

Fax: (215) 553-5402
E-mail: Shareholder@broadridge.com

Mailing Address

The Gorman-Rupp Company
P.O. Box 1217
Mansfield, OH 44901-1217
Phone: (419) 755-1011
Fax: (419) 755-1263

Principal Office

The Gorman-Rupp Company
600 South Airport Road
Mansfield, OH 44903

Exchange Listing

NYSE Symbol GRC

Independent Registered Public Accounting Firm

Ernst & Young, LLP
1001 Lakeside Avenue
Suite 1800
Cleveland, OH 44114









GRC LISTED NYSE

HYDRAULIC INSTITUTE STANDARDS PARTNER

ISO 14001:2015 REGISTERED COMPANY GORMAN-RUPP PUMPS USA

ISO 9001:2015 REGISTERED COMPANY GORMAN-RUPP PUMPS USA

The Pump People®

Printed in USA